UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This Report on Form 6-K contains a report of the second quarter 2026 results of Equinor ASA.
2026
Second quarter
Financial statements and review
Equinor second quarter 2026

2	Press release	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational

2,165
MBOE/D
Equity oil & gas production per day

1.19
TWh
Total power generation, Equinor share

0.91
TWh
Renewable power generation, Equinor share

Financial

12.99	11.48
USD BILLION	USD BILLION
Net operating income	Adjusted operating income*

7.68	1.33
USD BILLION	USD
Cash flow from operations after taxes paid*	Adjusted earnings per share*

0.39	3
USD PER SHARE	USD BILLION
Announced cash dividend per share	Share buy-back programme for 2026

Sustainability

0.25
SIF
Serious incident frequency (per million hours worked)

6.0
KG / BOE
CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first half of 2026

5.0
MILLION TONNES CO2e
Absolute scope 1+2 GHG emissions for the first half of 2026
Always safe
High value
Low carbon
Equinor second quarter 2026

3	Press release	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor second quarter 2026 results
Equinor delivered an adjusted operating income* of USD 11.48 billion in the second quarter of 2026. Equinor reported a net operating income of USD 12.99 billion and a net income of USD 4.84 billion. Adjusted net income* was USD 3.22 billion, leading to adjusted earnings per share* of USD 1.33.
Delivering on strategy: more energy, growing cash flow and
superior returns
•Contracts awarded for first wave of NCS tie-back projects
•Strategic transactions on the NCS to harmonise ownership and progress Ringvei Vest
•FID taken for Greater PAJ in Angola
Strong production, cash flow and financial results
•Production growth of 3%
•High value creation from asset-backed trading
•Cash flow from operations after taxes paid* of USD 7.7 billion
Capital distribution
•Second quarter cash dividend of USD 0.39 per share
•Third tranche of the share buy-back of up to USD 1,125 million
•Expected share buy-back of USD 3 billion for 2026
Anders Opedal, President and CEO of Equinor ASA:
“Strong production in the second quarter enabled us to capture value from higher prices, contributing to strong cash flow and financial results.”
“We made progress on our priorities set out at the Capital Markets Day to deliver more energy, growing cash flow and superior returns. In the quarter, we strengthened our portfolio through project execution and strategic transactions.”
“Reliable energy is important in a volatile world marked by heightened geopolitical tension. Our role is to deliver energy safely and efficiently every day.”
Anders Opedal
Equinor second quarter 2026

4	Press release	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Net operating income/(loss)	12,993	8,784	5,721	>100%	21,776	14,595	49%
Net income/(loss)	4,836	3,105	1,317	>100%	7,940	3,947	>100%
Basic earnings per share (USD)	1.99	1.24	0.50	>100%	3.23	1.48	>100%
Adjusted operating income*	11,482	9,770	6,535	76%	21,252	15,180	40%
Adjusted net income*	3,225	3,695	1,670	93%	6,920	3,460	>100%
Adjusted earnings per share* (USD)	1.33	1.48	0.64	>100%	2.81	1.29	>100%

Cash flows provided by operating activities	9,470	5,213	2,477	>100%	14,683	11,518	27%
Cash flow from operations after taxes paid*	7,677	6,019	1,938	>100%	13,696	9,332	47%
Net cash flow before capital distribution*	5,484	2,947	(1,289)	N/A	8,431	3,257	>100%

Operational information

Group average liquids price (USD/bbl) [1]	97.9	78.6	63.0	55%	87.9	66.6	32%
Total equity liquids and gas production (mboe per day) [3]	2,165	2,313	2,096	3%	2,239	2,109	6%
Total power generation (TWh) Equinor share	1.19	1.39	1.12	6%	2.58	2.52	2%
Renewable power generation (TWh) Equinor share	0.91	0.98	0.83	11%	1.89	1.58	19%

1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary disclosures.

	Adjusted operating income*	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	9,187	1,415	0.03
E&P International	843	317
E&P USA	720	433
MMP1)	777
Power1)	(30)		1.16
Other incl. eliminations	(15)
Equinor Group Q2 2026	11,482	2,165	1.19
Equinor Group Q2 2025	6,535	2,096	1.12
Equinor Group first half 2026	21,252	2,239	2.58
Equinor Group first half 2025	15,180	2,109	2.52

Net debt to capital employed adjusted*	30 June 2026	31 December 2025	%-point change
Net debt to capital employed adjusted*	10.4%	17.8%	(7.4%)

Dividend (USD per share)	Q2 2026	Q1 2026	Q2 2025
Cash dividend per share	0.39	0.39	0.37

In the first six months of 2026, Equinor acquired and settled shares in the market under the 2025 and 2026 share buy-back programmes for USD 354 million.

Equinor second quarter 2026

5	Press release	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
More energy through strong production
Equinor delivered high production in the second
quarter with a total equity production of 2,165 mboe
per day in the second quarter. This is a 3% increase
compared to 2,096 mboe per day in the same
quarter last year.
Production from new fields, including Eirin and
Symra coming on stream, drove a 4% production
increase on the Norwegian continental shelf (NCS)
compared to the second quarter of 2025. Johan
Sverdrup and new wells supported the production,
while planned turnaround activity and natural decline
partially offset the result.
The addition of production from Adura in the UK and
the Bacalhau field in Brazil, as well as lower
turnaround activity, contributed to a 4% production
increase in the international oil and gas reporting
segment compared to the same period last year.
This was partially offset by portfolio changes, in
addition to natural decline and operational issues at
Roncador in Brazil.
The production in the US was stable in the quarter
compared to the same quarter last year.
Total power generation was 1.19 TWh. Driven by
Dogger Bank B and new onshore assets, renewable
power generation increased by 11% compared to the
second quarter of 2025. The increase in total power
generation was partially offset by lower gas-to-power
generation.
Growing cash flow with strong financial
results
Equinor delivered an adjusted operating income* of
USD 11.48 billion and USD 3.44 billion after tax* in
the second quarter. The results are primarily
impacted by higher liquid prices globally and
European gas prices, partially offset by lower US gas
prices.
The reported net operating income of USD 12.99
billion is up from USD 5.72 billion in the same
quarter last year. Results were supported by higher
prices, positive derivative effects and the sale of
assets in Argentina.
Equinor realised a European gas price of USD 15.8
per mmbtu and a liquids price of USD 97.9 per bbl in
the second quarter.
The Marketing, Midstream and Processing results
were strong, primarily driven by strong crude trading
and refining performance.
Adjusted operating and administrative expenses*
were higher compared to the same quarter last year.
This was mainly due to higher transportation costs
from increased freight rates and currency effects.
High production combined with higher prices
generated cash flows provided by operating
activities, before taxes paid and working capital
items, of USD 14.75 billion.
In the quarter, Equinor paid the final three NCS tax
instalments for 2025 totalling USD 6.4 billion.
Cash flow from operations after taxes paid* ended at
USD 7.68 billion.
Organic capital expenditure* was USD 3.35 billion
and total capital expenditures were USD 3.57 billion.
The net debt to capital employed adjusted ratio* was
10.4% at the end of the second quarter, compared to
15.3% last quarter.
Executing on strategy
On the NCS, Equinor awarded contracts for the first
wave of NCS tie-back projects and secured a series
of strategic transactions to unlock additional value,
accelerate development and strengthen the position
in key areas.
Moreover, production started at both the Symra and
the Eirin field, of which the latter is expected to
extend the production from the Gina Krog platform
by seven years.
In the quarter, Equinor, together with partners, took a
final investment decision for the offshore oil
development Greater PAJ project in Angola.
Equinor had exploration activity on ten wells in the
quarter. Seven wells were completed, of which three
appraisal wells on the NCS confirm previously
reported commercial discoveries.

Health, safety and the environment	Twelve months average per Q2 2026	Full year 2025
Serious incident frequency (SIF)	0.25	0.21

	First half 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)	6.0	6.3

	First half 2026	First half 2025¹⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	5.0	4.9
1)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the 2025 results have been restated. For further information, see the 2025 Annual report.

Equinor second quarter 2026

6	Press release	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Capital distribution
The board of directors has decided a cash dividend of
USD 0.39 per share for the second quarter 2026. This is in
line with the communication on 4 February 2026, when
results for the fourth quarter of 2025 were announced.
At the Capital Markets Day on 16 June this year, Equinor
announced an intention to increase the share buy-back
programme for 2026 by USD 1.5 billion. This brings the
total expected programme for 2026 to up to USD 3 billion,
including shares to be redeemed from the Norwegian
State. The board has decided to initiate a third tranche of
the share buy-back programme for 2026 of up to USD
1,125 million. The tranche will commence on 23 July and
end no later than 26 October 2026.
The second tranche of the share buy-back programme for
2026 was completed on 16 July 2026 with a total value of
USD 375 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Equinor second quarter 2026

7	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Second quarter 2026 review
Equinor second quarter 2026

8	Group review	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total revenues and other income	35,177	27,843	25,145	40%	63,020	55,066	14%
Total operating expenses	(22,184)	(19,059)	(19,424)	14%	(41,244)	(40,471)	2%
Net operating income/(loss)	12,993	8,784	5,721	>100%	21,776	14,595	49%

Net financial items	37	960	38	(2%)	997	56	>100%
Income tax	(8,194)	(6,639)	(4,441)	84%	(14,833)	(10,704)	39%
Net income/(loss)	4,836	3,105	1,317	>100%	7,940	3,947	>100%

Adjusted total revenues and other income*	34,023	28,403	25,115	35%	62,426	54,713	14%
Adjusted purchases* [2]	(16,320)	(12,528)	(12,838)	27%	(28,849)	(28,355)	2%
Adjusted operating and administrative expenses*	(3,441)	(3,432)	(3,094)	11%	(6,873)	(6,237)	10%
Adjusted depreciation, amortisation and net impairments*	(2,591)	(2,520)	(2,466)	5%	(5,111)	(4,630)	10%
Adjusted exploration expenses*	(189)	(152)	(183)	3%	(341)	(310)	10%
Adjusted operating income/(loss)*	11,482	9,770	6,535	76%	21,252	15,180	40%

Adjusted net financial items*	(313)	950	(106)	>100%	637	(336)	N/A
Income tax less tax effect on adjusting items	(7,944)	(7,024)	(4,758)	67%	(14,969)	(11,384)	31%
Adjusted net income*	3,225	3,695	1,670	93%	6,920	3,460	>100%

Basic earnings per share (in USD)	1.99	1.24	0.50	>100%	3.23	1.48	>100%
Adjusted earnings per share* (in USD)	1.33	1.48	0.64	>100%	2.81	1.29	>100%

Capital expenditures and Investments	2,872	3,116	3,401	(16%)	5,988	6,428	(7%)
Cash flows provided by operating activities	9,470	5,213	2,477	>100%	14,683	11,518	27%
Cash flows from operations after taxes paid*	7,677	6,019	1,938	>100%	13,696	9,332	47%

Operational information	Quarters			Change	First half
	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total equity liquid and gas production (mboe/day)	2,165	2,313	2,096	3%	2,239	2,109	6%
Total entitlement liquid and gas production (mboe/day)	2,032	2,200	1,979	3%	2,115	1,990	6%
Total Power generation (TWh) Equinor share	1.19	1.39	1.12	6%	2.58	2.52	2%
Renewable power generation (TWh) Equinor share	0.91	0.98	0.83	11%	1.89	1.58	19%

Average Brent oil price (USD/bbl)	104.5	80.6	67.8	54%	92.6	71.7	29%
Group average liquids price (USD/bbl) [1]	97.9	78.6	63.0	55%	87.9	66.6	32%
E&P Norway average internal gas price (USD/mmbtu)	14.07	11.19	10.60	33%	12.57	11.96	5%
E&P USA average internal gas price (USD/mmbtu)	1.96	4.69	2.41	(19%)	3.37	2.82	20%
Operations and financial results
Equinor delivered strong production in the second
quarter of 2026 amid seasonal turnaround activity,
capturing value from high prices and realising strong
financial results.
In E&P Norway, the ramp-up of the Johan Castberg,
Halten East and Verdande fields drove higher
production in both the second quarter and first half of
2026 compared to the same periods last year.
Production in the quarter was further supported by
strong contributions from Johan Sverdrup and new
wells brought on stream, while natural decline and
planned turnarounds partially offset the increase.
Production in E&P USA remained broadly stable in
the second quarter of 2026 compared to the same
quarter last year. Increased operational activity in the
Appalachian region earlier in the year and new
offshore wells more than offset natural decline,
resulting in higher production for the first half of
2026.
An increased number of assets following the
formation of Adura, together with the start-up of
production from Bacalhau in the fourth quarter of
2025, contributed to higher E&P International
production in both the second quarter and first half of
2026. The increase was partially offset by the sale of
the 40% operated interest in Peregrino in late 2025
and the divestment of Argentina onshore assets in
the quarter.
Renewable power generation increased by 11% in
the second quarter and 19% in the first half of 2026
compared to the same periods last year, supported
by the ramp-up of Dogger Bank and contributions
from the newly operational asset Serra da Babilônia
Solar. The increase in renewable generation more
Equinor second quarter 2026

9	Group review	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
than offset lower gas-to-power generation, resulting
in higher total power generation in both periods.
In the second quarter, Marketing, Midstream and
Processing delivered strong results amid geopolitical
market volatility, primarily driven by Crude, Products
and Liquids through high physical margins in crude
trading and strong shipping optimisation. Strong
European refining margins also contributed to group
performance.
Revenue for the second quarter and first half of 2026
increased compared to the same periods last year,
mainly driven by higher commodity prices, despite
reduced sales of third-party volumes.
Operating and administrative expenses increased in
the quarter and first half of 2026, largely driven by
higher transportation costs from increased freight
rates, and other variable elements. The increase
was further impacted by the strengthening of the
NOK against the USD. Portfolio changes in E&P
International partially offset the increase. For the first
half of 2026, reduced business development and
early-phase project activity within the power and low
carbon solutions businesses also partially offset the
increase.
The ramp-up of new fields on the NCS and
strengthening of the NOK against the USD
contributed to higher depreciation in the quarter and
first half of 2026. The increase was partially offset by
increased proved reserves and the classification of
certain E&P International assets as held for sale.
Exploration expenses increased in the second
quarter and first half of 2026 compared to the same
periods last year, mainly due to higher field
development costs across the portfolio, partially
offset by a higher capitalisation rate in E&P Norway.
In the second quarter, net operating income included
a gain on the sale of Argentina onshore assets and
an impairment related to an onshore asset in
Norway.
Net financial items was slightly lower in the second
quarter of 2026 compared to the same quarter last
year, but increased in the first half of 2026 relative to
the same period last year, benefitting from positive
fair value development on financial investments
earlier in the year.
Taxes
The effective reported tax rate of 62.9% for the
second quarter of 2026 decreased compared to
77.1% in the second quarter of 2025. The decrease
was mainly due to lower share of income from NCS,
subject to the statutory tax rate of 78%.
For the same reason, effective reported tax rate
decreased from 73.1% in the first half of 2025 to
65.1% in the first half of 2026.
Cash flow and net debt
High commodity prices, combined with strong
production, generated cash flow provided by
operating activities before taxes paid and working
capital items of USD 14,752 million in the quarter, up
from USD 9,167 million in the same period last year.
Cash flow from operations after taxes paid*
increased to USD 7,677 million from USD 1,938
million in the same quarter last year, mainly
reflecting higher income before tax. For the first half
of 2026, cash flow from operations after taxes paid*
increased to USD 13,696 million compared to USD
9,332 million in the same period last year.
Tax payments in the second quarter totalled USD
7,075 million, compared with USD 7,229 million in
the same period last year. The payments mainly
represented the final three scheduled Norwegian
corporation tax instalments related to 2025 earnings.
NCS instalments related to 2026 earnings are
scheduled with five instalments in the second half of
2026 and five instalments in the first half of 2027.
The first instalment is due 1 August 2026 with a total
amount of NOK 23.3 billion.
A working capital decrease of USD 1,793 million
positively impacted cash flow in the second quarter
of 2026, mainly reflecting lower inventory and
receivable balances driven by price and volume
effects during the quarter.
Net cash flow before capital distribution* increased
from USD 2,947 million in the first quarter to USD
5,484 million in the second quarter, mainly due to
higher cash flow from operations after taxes paid*.
The divestment of onshore assets in Argentina also
contributed to the increase in the quarter.
In the second quarter, net cash flow* amounted to an
inflow of USD 4,430 million, after capital distributions
of USD 1,054 million. This compares with an outflow
of USD 2,579 million in the same quarter last year.
A decrease in net interest-bearing debt adjusted*,
mainly due to higher cash, cash equivalents and
current financial investments, reduced the net debt
to capital employed adjusted* ratio at the end of
June 2026 to 10.4%, from 15.3% at the end of March
2026. The reduction was partially offset by a USD
2,821 million liability to the state, which was settled
in July. The liability relates to share buy-backs for the
second to fourth tranches of the 2025 programme
and the first tranche of the 2026 programme. These
share buy-backs were approved at the general
meeting held on 12 May 2026. Equity was impacted
by capital distributions of USD 5.1 billion, comprising
dividends from the previous two quarters of USD 1.9
billion and share buy-back of USD 3.2 billion,
including the liability to the state.
Capital distribution
The board of directors has decided a cash dividend
of USD 0.39 per share for the second quarter 2026.
This is in line with the communication on 4 February
2026, when results for the fourth quarter of 2025
were announced.
At the Capital Markets Day on 16 June this year,
Equinor announced an intention to increase the
share buy-back programme for 2026 by USD 1.5
billion. This brings the total expected programme for
2026 to up to USD 3 billion, including shares to be
redeemed from the Norwegian State. The board has
decided to initiate a third tranche of the share buy-
back programme for 2026 of up to USD 1,125
million. The tranche will commence on 23 July and
end no later than 26 October 2026.
The second tranche of the share buy-back
programme for 2026 was completed on 16 July 2026
with a total value of USD 375 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) for the period ending 30 June 2026
was 0.25, an increase from 2025 which ended at
0.21.
Equinor’s absolute Scope 1 and 2 GHG emissions
from operated production (100% basis) were 5.0
million tonnes CO₂e in the first half of 2026,
representing an increase of 0.1 million tonnes CO₂e
compared to the same period last year. The increase
was primarily driven by the start-up at Bacalhau, as
well as higher production at Hammerfest LNG
following the 2025 turnaround. This was partially
offset by operatorship transfers within the
international portfolio, including Mariner and
Peregrino.
Equinor second quarter 2026

10	Outlook	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
•Organic capital expenditures* are estimated at
around USD 13 billion for 20261.
•Oil & gas production for 2026 is estimated to
grow around 3% compared to 2025 level [4].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 35 mboe per
day for the full year of 2026.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational regularity
and levels of industry product supply, demand and
pricing represent the most significant risks related to
the foregoing production guidance. Our future
financial performance, including cash flow and
liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the
regulatory and policy landscape, the development in
realised prices, including price differentials, tolls and
tariffs and other factors discussed elsewhere in the
report.
Risk and uncertainties
The description of key risks in chapter 5.2 (Risk
Factors) of Equinor's Integrated Annual Report for
the year ended 31 December 2025 provides an
overview of the principal risks and uncertainties
which may affect Equinor in the remaining six
months of the financial year. The Value chain risks,
Safety, security and sustainability risks, and
Compliance and business integrity  risks described
therein and summarised in the section “Forward
Looking Statements” in the Supplementary
disclosures could, separately or in combination, have
an adverse effect on our operational and financial
performance (including cash flows and liquidity), the
implementation of our strategy, our reputation and
the market price of our securities.
For further information, see section Forward-looking
statements in the report.
1) USD/NOK exchange rate assumption of 10
Equinor second quarter 2026

11	Supplementary operational disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change	First half				Quarters			Change	First half
Operational information	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change	Operational information	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Prices								Equity production (mboe per day)
Average Brent oil price (USD/bbl)	104.5	80.6	67.8	54%	92.6	71.7	29%	E&P Norway equity liquids production	690	730	655	5%	710	640	11%
E&P Norway average liquids price (USD/bbl)	102.3	84.1	65.4	57%	92.9	69.2	34%	E&P International equity liquids production	261	272	267	(2%)	266	270	(1%)
E&P International average liquids price (USD/bbl)	93.0	73.0	60.1	55%	81.7	64.2	27%	E&P USA equity liquids production	156	150	147	6%	153	147	4%
E&P USA average liquids price (USD/bbl)	84.4	60.9	56.3	50%	72.9	58.7	24%	Group equity liquids production	1,107	1,152	1,070	4%	1,130	1,057	7%
Group average liquids price (USD/bbl) [1]	97.9	78.6	63.0	55%	87.9	66.6	32%	E&P Norway equity gas production	724	795	704	3%	759	734	3%
Group average liquids price (NOK/bbl) [1]	923	765	649	42%	842	713	18%	E&P International equity gas production	56	67	39	45%	62	37	66%
E&P Norway average internal gas price (USD/mmbtu) [7]	14.07	11.19	10.60	33%	12.57	11.96	5%	E&P USA equity gas production	277	299	283	(2%)	288	281	3%
E&P USA average internal gas price (USD/mmbtu) [7]	1.96	4.69	2.41	(19%)	3.37	2.82	20%	Group equity gas production	1,058	1,161	1,026	3%	1,109	1,052	5%
Realised piped gas price Europe (USD/mmbtu) [6]	15.79	12.95	12.00	32%	14.29	13.44	6%	Total equity liquids and gas production [3] [5]	2,165	2,313	2,096	3%	2,239	2,109	6%
Realised piped gas price US (USD/mmbtu) [6]	2.30	5.94	2.73	(16%)	4.11	3.30	24%
								Power generation
Entitlement production (mboe per day)								Total power generation (TWh) Equinor share	1.19	1.39	1.12	6%	2.58	2.52	2%
E&P Norway entitlement liquids production	690	730	655	5%	710	640	11%	Renewable power generation (TWh) Equinor share1)	0.91	0.98	0.83	11%	1.89	1.58	19%
E&P International entitlement liquids production	200	236	224	(11%)	218	224	(3%)
E&P USA entitlement liquids production	142	134	132	7%	138	132	4%	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	1,032	1,100	1,011	2%	1,066	996	7%
E&P Norway entitlement gas production	724	795	704	3%	759	734	3%
E&P International entitlement gas production	41	51	22	85%	46	21	>100%
E&P USA entitlement gas production	234	254	242	(3%)	244	239	2%
Group entitlement gas production	999	1,099	968	3%	1,049	994	6%
Total entitlement liquids and gas production [3] [5]	2,032	2,200	1,979	3%	2,115	1,990	6%

Equinor second quarter 2026

12	Supplementary operational disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Health, safety and the environment
	Twelve months average per Q2 2026	Full year 2025
Total recordable injury frequency (TRIF)	2.8	2.3
Serious Incident Frequency (SIF)	0.25	0.21
Oil and gas leakages (number of)1)	5	6

	First half 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)2)	6.0	6.3

	First half 2026	First half 2025⁴⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	5.0	4.9
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from exploration and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 ,CH4 and N2O.
4)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the
2025 results have been restated. For further information see the 2025 Annual report.

Equinor second quarter 2026

13	Exploration & Production Norway	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total revenues and other income	12,070	10,475	8,236	47%	22,544	18,288	23%
Total operating expenses	(2,882)	(2,779)	(2,530)	14%	(5,661)	(4,639)	22%
Net operating income/(loss)	9,187	7,696	5,706	61%	16,883	13,650	24%

Adjusted total revenues and other income*	12,070	10,475	8,236	47%	22,544	17,797	27%
Adjusted operating and administrative expenses*	(1,139)	(1,093)	(1,077)	6%	(2,232)	(1,968)	13%
Adjusted depreciation, amortisation and net impairments*	(1,648)	(1,575)	(1,338)	23%	(3,223)	(2,465)	31%
Adjusted exploration expenses*	(96)	(111)	(115)	(17%)	(206)	(206)	0%
Adjusted operating income/(loss)*	9,187	7,696	5,706	61%	16,883	13,158	28%

Additions to PP&E, intangibles and equity accounted investments	1,901	1,863	1,674	14%	3,764	4,083	(8%)

Operational information	Quarters			Change	First half
E&P Norway	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

E&P entitlement liquid and gas production (mboe/ day)	1,415	1,525	1,359	4%	1,469	1,374	7%
Average liquids price (USD/bbl)	102.3	84.1	65.4	57%	92.9	69.2	34%
Average internal gas price (USD/mmbtu)	14.07	11.19	10.60	33%	12.57	11.96	5%

Production and revenues
In the second quarter of 2026, solid production levels
led to an increase in production compared to the
same quarter last year. The increase was driven by
ramp‑up of new fields, primarily Johan Castberg,
Halten East and Verdande, and new wells, partially
offset by planned turnarounds and natural decline in
mature fields. Liquids production increased more
than gas in the quarter, reflecting the higher share of
liquids in production from the new fields.
Strong production in the first quarter of 2026 with no
turnarounds contributed to the marked increase in
production when comparing the first half of 2026 to
the same period last year.
A robust production level and increased gas and
liquids prices resulted in higher total revenues and
other income during the second quarter of 2026 and
the first half of 2026, relative to the corresponding
periods in 2025.
Operating expenses and financial results
Higher environmental costs and increased electricity
prices were the primary drivers of higher total
operating expenses in the second quarter and first
half of 2026 compared to the same periods last year,
further impacted by the strengthening of the NOK
against the USD. There was a significant overlift
effect in the second quarter of 2025 which partially
offset the relative increase.
Ramp-up of new fields, field-specific investments
and strengthening of the NOK against the USD led
to higher depreciation and amortisation costs in the
second quarter of 2026 compared to the same
period last year, partially offset by increased proved
reserves. The same factors drove the increase for
the first half of 2026 relative to the first half of 2025.
The exploration activity in the second quarter of
2026 was lower than in the same quarter last year,
with activity related to seven wells, including three
successful appraisal wells. A higher capitalisation
rate led to a decrease in exploration expenses,
which was partially offset by increased field
development costs. For the first half of 2026, higher
drilling expenditure, together with the factors
mentioned above, resulted in stable costs compared
to the same period in 2025.
In the first half of 2025, net operating income
included a gain related to the swap transaction with
Petoro of USD 491 million.
Additions to PP&E, intangibles and equity accounted
investments in the second quarter of 2026 were
significantly impacted by the USD/NOK exchange
rate development. The first half of 2026 was
positively impacted by a settlement related to the
Hugin unit; however, additions overall decreased
from 2025 to 2026, mainly driven by the assets
acquired in the swap transaction with Petoro in the
first half of 2025, amounting to USD 1,086 million.
Equinor second quarter 2026

14	Exploration & Production International	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total revenues and other income	2,202	1,504	1,348	63%	3,705	2,919	27%
Total operating expenses	(838)	(888)	(932)	(10%)	(1,726)	(1,924)	(10%)
Net operating income/(loss)	1,363	616	415	>100%	1,979	995	99%

Adjusted total revenues and other income*	1,681	1,504	1,348	25%	3,185	2,870	11%
Adjusted purchases*	78	(60)	(67)	N/A	18	(65)	N/A
Adjusted operating and administrative expenses*	(565)	(507)	(490)	15%	(1,072)	(1,057)	1%
Adjusted depreciation, amortisation and net impairments*	(284)	(285)	(310)	(8%)	(569)	(705)	(19%)
Adjusted exploration expenses*	(67)	(37)	(51)	31%	(104)	(84)	24%
Adjusted operating income/(loss)*	843	616	429	96%	1,458	960	52%

Additions to PP&E, intangibles and equity accounted investments	440	743	622	(29%)	1,182	1,383	(15%)

Operational information	Quarters			Change	First half
E&P International	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

E&P equity liquid and gas production (mboe/day)	317	339	306	4%	328	308	7%
E&P entitlement liquid and gas production (mboe/ day)	241	287	246	(2%)	264	245	8%
Production sharing agreements (PSA) effects	76	52	60	27%	64	63	2%
Average liquids price (USD/bbl)	93.0	73.0	60.1	55%	81.7	64.2	27%

Production and revenues
An increased number of assets following the
formation of Adura, together with the start-up of
Bacalhau in the fourth quarter of 2025, led to an
increase in equity production in the second quarter
and first half of 2026 compared to the same periods
last year. Lower turnaround activities further
contributed to the increase. The increase was
partially offset by the sale of the 40% operated
interest in Peregrino in November 2025 and the
Argentina onshore assets in May 2026. Furthermore,
operational issues at Roncador and natural
production decline in certain fields negatively
impacted overall production volumes in the second
quarter and the first half of 2026.
Production Sharing Agreements (PSA) effects
increased in the second quarter and the first half of
2026 compared to the same periods last year mainly
due to higher liquids prices.
Higher prices, together with an overlift timing effect,
contributed positively to adjusted total revenues and
other income* in the second quarter and the first half
of 2026 compared to the same periods last year.
Operating expenses and financial results
Operating and administrative expenses were higher
in the second quarter and the first half of 2026
compared to the same periods last year, primarily
due to increased operating costs following the start-
up of production at Bacalhau in the fourth quarter of
2025, as well as higher royalties and variations in the
over/underlift position.
The increase was partially offset by the sale of the
40% operated interest in the Peregrino field and the
transfer of UK assets to Adura.
The classification of the Argentina onshore assets as
held for sale from February 2026 until their
divestment in May 2026, together with the
divestment of the 40% operated interest in the
Peregrino field in November 2025 and the
classification of the remaining 20% interest as held
for sale since May 2025, resulted in lower
depreciation in the second quarter and the first half
of 2026 compared to the corresponding periods in
2025.
Increased early phase costs related to a project in
Canada led to higher exploration expenses in the
second quarter and first half of 2026 compared to
the corresponding periods last year.
Net operating income in the second quarter of 2026
and first half of 2026 was positively impacted by a
gain on the sale of the Argentina onshore assets of
USD 467 million.
Additions to PP&E, intangibles and equity accounted
investments decreased in the second quarter and
first half of 2026, reflecting lower development
expenditure following the start-up of Bacalhau, as
well as reduced investments in the Argentina
onshore assets and Peregrino after their
classification as held for sale.
Equinor second quarter 2026

15	Exploration & Production USA	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA
Production and revenues

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total revenues and other income	1,374	1,383	1,040	32%	2,757	2,237	23%
Total operating expenses	(654)	(638)	(858)	(24%)	(1,293)	(1,543)	(16%)
Net operating income/(loss)	720	745	183	>100%	1,465	694	>100%

Adjusted total revenues and other income*	1,374	1,383	1,040	32%	2,757	2,237	23%
Adjusted operating and administrative expenses*	(270)	(281)	(306)	(12%)	(551)	(617)	(11%)
Adjusted depreciation, amortisation and net impairments*	(359)	(352)	(536)	(33%)	(711)	(906)	(22%)
Adjusted exploration expenses*	(25)	(5)	(16)	60%	(31)	(21)	48%
Adjusted operating income/(loss)*	720	745	183	>100%	1,465	694	>100%

Additions to PP&E, intangibles and equity accounted investments	366	243	294	25%	609	601	1%

Operational information	Quarters			Change	First half
E&P USA	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

E&P equity liquid and gas production (mboe/day)	433	449	431	1%	441	427	3%
E&P entitlement liquid and gas production (mboe/ day)	376	387	374	0%	382	371	3%
Royalties	57	62	57	1%	60	57	5%
Average liquids price (USD/bbl)	84.4	60.9	56.3	50%	72.9	58.7	24%
Average internal gas price (USD/mmbtu)	1.96	4.69	2.41	(19%)	3.37	2.82	20%

E&P USA reported stable production volumes in the
second quarter of 2026 compared with the
corresponding period in 2025. Lower onshore
production due to curtailments in Appalachia North in
response to low basin prices was offset by slightly
higher US offshore production from new wells
brought on stream since the second quarter of 2025.
In the first half of 2026, E&P USA reported higher
production volumes, compared with the
corresponding period in 2025, as increased
operational activity in Appalachia and production
from new offshore wells more than offset natural field
decline.
In the second quarter of 2026, higher liquids prices
more than offset lower natural gas prices, while
production volumes remained stable, resulting in
higher total revenues and other income compared
with the same period in 2025.  For the first half of
2026, higher liquids and natural gas prices,
combined with higher production volumes, resulted
in higher total revenues and other income compared
with the corresponding period in 2025.
Operating expenses and financial results
Operating and administrative expenses decreased in
the second quarter and the first half of 2026
compared with the corresponding periods in 2025,
primarily due to a favourable legal outcome related
to a divested legacy asset in the first quarter of 2026
and lower costs associated with a late-life asset that
ceased production in the second half of 2025.
The decrease in depreciation, amortisation and net
impairment charges compared with the second
quarter and first half of 2025 was primarily
attributable to the impact of a revised abandonment
cost estimate for a late-life asset recognised in the
comparative period. The decrease was further
supported by increased proved reserves at year-end
2025 and impairments recognised in 2025 on assets
with higher depreciation rates.
Exploration expenses were higher in the second
quarter and first half of 2026 compared with the
corresponding periods in 2025, primarily due to
additional seismic acquisitions. No exploration wells
were drilled in any of the periods.
Additions to PP&E, intangible assets and equity
accounted investments were higher in the second
quarter and the first half of 2026 compared with the
corresponding periods in 2025, primarily reflecting
continued development of the Sparta field, increased
drilling activity in the US onshore portfolio and recent
US offshore lease acquisitions.
Equinor second quarter 2026

16	Marketing, Midstream & Processing	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Total revenues and other income1)	33,487	26,684	24,441	37%	60,170	52,830	14%
Total operating expenses1)	(32,326)	(26,154)	(24,096)	34%	(58,480)	(52,394)	12%
Net operating income/(loss)1)	1,161	530	345	>100%	1,690	436	>100%

Adjusted total revenues and other income*1)	32,888	27,243	24,419	35%	60,131	52,968	14%
Adjusted purchases* [2]1)	(30,391)	(24,673)	(22,685)	34%	(55,063)	(49,441)	11%
Adjusted operating and administrative expenses*1)	(1,477)	(1,530)	(1,166)	27%	(3,007)	(2,482)	21%
Adjusted depreciation, amortisation and net impairments*1)	(243)	(254)	(231)	5%	(497)	(457)	9%
Adjusted operating income/(loss)*1)	777	787	337	>100%	1,564	588	>100%
— Gas and LNG¹⁾²⁾	291	485	224	30%	776	486	60%
— Crude, Products and Liquids	355	352	178	100%	707	357	98%
— Other¹⁾	130	(50)	(65)	N/A	80	(255)	N/A

Additions to PP&E, intangibles and equity accounted investments	262	707	254	3%	969	461	>100%

Operational information	Quarters			Change	First half
Marketing, Midstream and Processing	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Liquids sales volumes (mmbl)	242.6	260.8	262.3	(7%)	503.4	550.8	(9%)
Natural gas sales Equinor (bcm)	16.7	17.7	16.3	3%	34.4	32.7	5%
Natural gas entitlement sales Equinor (bcm)	14.4	15.4	13.3	8%	29.7	27.0	10%
Realised piped gas price Europe (USD/mmbtu)	15.79	12.95	12.00	32%	14.29	13.44	6%
Realised piped gas price US (USD/mmbtu)	2.30	5.94	2.73	(16%)	4.11	3.30	24%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2
Segments and Supplementary disclosures.
2) Previously named Gas and Power.

Volumes, pricing and revenues
Liquids sales volumes decreased compared to both
the previous quarter and the first half of last year due
to lower sales of third-party volumes.
Gas sales volumes decreased compared to the
previous quarter due to seasonal maintenance on
the Norwegian continental shelf, but increased
compared to the first half of last year due to higher
Equinor international gas production.
The realised European piped gas price increased
compared to both the previous quarter and the same
quarter last year, in line with higher market prices
caused by LNG supply disruption following the
closure of the Strait of Hormuz. Lower EU gas
storage levels also supported the increase compared
to the same quarter last year.
The realised piped gas price in the US decreased
from the high price of the first quarter, which was
driven by extreme cold weather. The realised US
piped gas price declined compared to the same
quarter last year, mainly driven by increased gas
production and the growing share of renewable
energy in the power market.
Financial results
In the second quarter of 2026, Crude, Products and
Liquids was the main contributor to adjusted
operating income*, supported by high physical
margins in crude trading and strong results from
shipping optimisation, in an environment impacted
by supply disruption caused by the closure of the
Strait of Hormuz. Gas and LNG also contributed
positively, driven by optimisation of piped gas sales
in Europe and LNG trading. Strong European
refining margins and stable operations drove the
high result in the Other subsegment.
Adjusted operating income* remained at a similar
level compared to the prior quarter. Strong results
from crude trading, shipping optimisation and high
refining margins were offset by lower results from
products and LPG trading.
Adjusted operating income* for the first half of 2026
was higher than the same period last year across all
subsegments. The increase was primarily driven by
stronger trading results in Crude, Products and
Liquids and Gas and LNG, together with higher
refining margins and lower costs related to
developing low carbon projects. The first half of 2026
was impacted by high shipping rates.
Net operating income includes the net effect of fair
value changes in storages, fair value changes in
embedded and hedge derivatives, changes in
onerous provisions and impairments.
Additions to PP&E, intangibles and equity accounted
investments in the first half of 2026 included new
leases for two LNG vessels.
Equinor second quarter 2026

17	Power	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Power

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2026	Q1 2026¹⁾	Q2 2025¹⁾	Q2 on Q2	2026	2025	Change

Revenues third party, other revenue and other income	681	825	416	64%	1,506	1,093	38%
Net income/(loss) from equity accounted investments	44	34	8	>100%	78	15	>100%
Total revenues and other income	725	859	424	71%	1,584	1,108	43%
Total operating expenses	(720)	(866)	(1,441)	(50%)	(1,586)	(2,392)	(34%)
Net operating income/(loss)	5	(7)	(1,018)	N/A	(2)	(1,283)	(100%)

Adjusted total revenues and other income*	691	860	416	66%	1,550	1,156	34%
Adjusted purchases*	(574)	(721)	(338)	70%	(1,295)	(996)	30%
Adjusted operating and administrative expenses*	(131)	(127)	(144)	(9%)	(258)	(264)	(2%)
Adjusted depreciation, amortisation and net impairments*	(15)	(13)	(14)	13%	(28)	(22)	28%
Adjusted operating income/(loss)*	(30)	(1)	(80)	(63%)	(31)	(126)	(76%)

Additions to PP&E, intangibles and equity accounted investments	588	679	718	(18%)	1,266	1,499	(16%)

Operational information	Quarters			Change	First half
Power	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change

Renewable power generation (TWh) Equinor share2)	0.91	0.98	0.83	11%	1.89	1.58	19%
Total power generation (TWh) Equinor share	1.19	1.39	1.12	6%	2.58	2.52	2%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2
Segments and Supplementary disclosures.
2) Includes Hywind Tampen renewable power generation, which is owned by E&P Norway and operated by PWR.

Power generation
The increase in renewable power generation during
the second quarter of 2026 and first half of 2026,
relative to the corresponding periods in 2025, was
primarily attributable to the ramp-up of Dogger Bank
B and contributions from the newly operational asset
Serra da Babilônia Solar. Lower gas-to-power
generation partially offset the increase in total power
generation.
Financial results
Adjusted operating loss* in the second quarter of
2026 reflected solid trading and optimisation results,
driven by favourable market conditions, weather-
driven volatility and value capture across power
markets. Producing assets were impacted by
seasonal wind conditions and maintenance activity
during the summer season, while early-phase project
development costs reflected continued growth
activity across the portfolio.
Stronger power trading results and a favourable one-
off event related to insurance reduced the adjusted
operating loss* compared to the same quarter last
year. Results from producing assets remained
broadly stable, and project development costs were
also in line with the second quarter of 2025.
For the first half of 2026, the adjusted operating loss*
declined compared to the same period last year,
driven by the same factors as in the second quarter,
as well as lower early-phase project costs.
Net operating income includes fair value changes in
derivatives. The second quarter of 2025 included an
impairment loss of USD 955 million related to US
offshore wind projects.
Additions to PP&E, intangibles and equity accounted
investments in the second quarter of 2026 were
mainly related to the Empire Wind project in the US.
With effect from the first quarter of 2026, the new
Power business area (PWR) is presented as a
reportable segment in Equinor’s financial statements.
The PWR business area is responsible for all power
activities, including the activities formerly included in
Renewables (REN) and flexible power assets
transferred from the business area Marketing,
Midstream and Processing (MMP), as well as Danske
Commodities’ power trading business.
Equinor second quarter 2026

18	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Equinor second quarter 2026

19	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters			First half				Quarters			First half
(unaudited, in USD million)	Note	Q2 2026	Q1 2026	Q2 2025	2026	2025	(unaudited, in USD million)	Note	Q2 2026	Q1 2026	Q2 2025	2026	2025

Revenues	4	34,523	27,816	25,130	62,339	54,514	Interest income and other financial income		229	370	303	600	639
Net income/(loss) from equity accounted investments		130	(21)	9	109	22	Interest expenses and other financial expenses		(435)	(433)	(351)	(868)	(676)
Other income	3	524	48	6	572	530	Other financial items		243	1,023	86	1,266	94

Total revenues and other income	2	35,177	27,843	25,145	63,020	55,066	Net financial items	5	37	960	38	997	56

Purchases [net of inventory variation]		(15,933)	(12,964)	(12,739)	(28,897)	(28,182)	Income/(loss) before tax		13,029	9,744	5,759	22,773	14,651
Operating expenses		(3,070)	(3,115)	(2,752)	(6,185)	(5,595)
Selling, general and administrative expenses		(273)	(309)	(329)	(582)	(652)	Income tax	6	(8,194)	(6,639)	(4,441)	(14,833)	(10,704)
Depreciation, amortisation and net impairments	2	(2,719)	(2,520)	(3,422)	(5,239)	(5,731)
Exploration expenses		(189)	(152)	(183)	(341)	(310)	Net income/(loss)		4,836	3,105	1,317	7,940	3,947

Total operating expenses	2	(22,184)	(19,059)	(19,424)	(41,244)	(40,471)	Attributable to equity holders of the company		4,848	3,106	1,313	7,954	3,939
							Attributable to non-controlling interests		(12)	(2)	5	(14)	8
Net operating income/(loss)	2	12,993	8,784	5,721	21,776	14,595
							Basic earnings per share (in USD)		1.99	1.24	0.50	3.23	1.48
							Diluted earnings per share (in USD)		1.99	1.24	0.50	3.22	1.47
							Weighted average number of ordinary shares outstanding (in millions)		2,431	2,496	2,622	2,463	2,670
							Weighted average number of ordinary shares outstanding diluted (in millions)		2,439	2,503	2,629	2,471	2,676

Equinor second quarter 2026

20	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			First half
(unaudited, in USD million)	Q2 2026	Q1 2026	Q2 2025	2026	2025

Net income/(loss)	4,836	3,105	1,317	7,940	3,947

Actuarial gains/(losses) on defined benefit pension plans	30	(13)	(187)	17	(301)
Income tax effect on income and expenses recognised in OCI1)	(8)	5	44	(3)	73
Items that will not be reclassified to the Consolidated statement of income	22	(7)	(144)	14	(228)

Foreign currency translation effects	(264)	166	1,472	(98)	2,774
Share of OCI from equity accounted investments	(30)	17	(37)	(14)	(3)
Items that may be subsequently reclassified to the Consolidated statement of income	(294)	183	1,435	(111)	2,771

Other comprehensive income/(loss)	(272)	175	1,291	(97)	2,543

Total comprehensive income/(loss)	4,564	3,280	2,609	7,843	6,490

Attributable to the equity holders of the company	4,576	3,282	2,604	7,857	6,482
Attributable to non-controlling interests	(12)	(2)	5	(14)	8

1)Other comprehensive income (OCI).
Equinor second quarter 2026

21	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

ASSETS
Property, plant and equipment	2, 3	62,950	61,241
Intangible assets		5,973	5,950
Equity accounted investments		8,191	8,504
Deferred tax assets		5,196	5,053
Pension assets		2,253	2,107
Derivative financial instruments		978	1,020
Financial investments		7,548	6,839
Prepayments and financial receivables		2,379	2,073

Total non-current assets		95,467	92,787

Inventories		2,916	3,330
Trade and other receivables		11,751	10,819
Prepayments and financial receivables1)		4,996	3,885
Derivative financial instruments		1,125	667
Financial investments	5	15,664	14,297
Cash and cash equivalents		8,062	5,036

Total current assets		44,513	38,034

Assets classified as held for sale	3	919	906

Total assets		140,899	131,727

1) Includes collateral deposits of USD 2 billion for 30 June 2026 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2025 is USD 1.3 billion.

		At 30 June	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		43,063	40,424
Non-controlling interests		69	74

Total equity		43,132	40,497

Finance debt	5	21,594	23,763
Lease liabilities		2,649	2,221
Deferred tax liabilities		14,792	14,524
Pension liabilities		4,335	4,076
Provision and other liabilities		14,506	14,715
Derivative financial instruments		1,265	1,150

Total non-current liabilities		59,140	60,450

Trade and other payables		11,022	9,700
Provisions and other liabilities		2,834	3,299
Current tax payable		14,326	10,994
Finance debt	5	6,807	4,047
Lease liabilities		1,369	1,190
Dividends payable		927	923
Derivative financial instruments		1,164	448

Total current liabilities		38,448	30,601

Liabilities directly associated with the assets classified as held for sale	3	178	179

Total liabilities		97,767	91,230

Total equity and liabilities		140,899	131,727
Equinor second quarter 2026

22	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,380
Net income/(loss)			3,939			3,939	8	3,947
Other comprehensive income/(loss)			(228)	2,774	(3)	2,543		2,543
Total comprehensive income/(loss)	—	—	3,711	2,774	(3)	6,482	8	6,490
Dividends			(1,937)			(1,937)		(1,937)
Share buy-back	—	—	(4,955)			(4,955)		(4,955)
Other equity transactions		—	(11)			(11)	5	(6)

At 30 June 2025	1,052	—	49,216	(8,611)	265	41,921	51	41,972

At 1 January 2026	995	—	48,028	(8,919)	319	40,424	74	40,498
Net income/(loss)			7,954			7,954	(14)	7,940
Other comprehensive income/(loss)			14	(98)	(14)	(97)		(97)
Total comprehensive income/(loss)	—	—	7,969	(98)	(14)	7,857	(14)	7,843
Dividends			(1,899)			(1,899)		(1,899)
Share buy-back1)	—	—	(3,299)			(3,299)		(3,299)
Other equity transactions		—	(20)			(19)	9	(10)

At 30 June 2026	995	—	50,779	(9,016)	305	43,063	69	43,132

1)For more information see note 7 Capital distribution
Equinor second quarter 2026

23	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters			First half
(unaudited, in USD million)	Note	Q2 2026	Q1 2026	Q2 2025	2026	2025

Income/(loss) before tax		13,029	9,744	5,759	22,773	14,651

Depreciation, amortisation and net impairments, including exploration write-offs		2,720	2,530	3,427	5,250	5,738
(Gains)/losses on foreign currency transactions and balances	5	(231)	(189)	177	(419)	201
(Gains)/losses on sale of assets and businesses	3	(467)	—	(12)	(467)	(511)
(Increase)/decrease in other items related to operating activities		(92)	(1,285)	(537)	(1,377)	(936)
(Increase)/decrease in net derivative financial instruments		(444)	341	(157)	(103)	(173)
Cash collaterals for commodity derivative transactions		248	(861)	347	(613)	465
Interest received		251	183	395	434	661
Interest paid		(263)	(173)	(231)	(436)	(307)

Cash flow provided by operating activities before taxes paid and working capital items		14,752	10,291	9,167	25,043	19,788

Taxes paid		(7,075)	(4,272)	(7,229)	(11,347)	(10,456)

(Increase)/decrease in working capital		1,793	(806)	540	987	2,187

Cash flows provided by operating activities		9,470	5,213	2,477	14,683	11,518

Cash (used)/received in business combinations		—	—	—	—	(26)
Capital expenditures and investments		(2,872)	(3,116)	(3,401)	(5,988)	(6,428)
(Increase)/decrease in financial investments		(1,363)	432	3,916	(931)	2,537
(Increase)/decrease in derivative financial instruments		288	114	191	403	402
(Increase)/decrease in other interest-bearing items		(51)	(43)	(166)	(94)	(45)
Proceeds from sale of assets and businesses	3	558	88	340	646	424

Cash flows provided by/(used in) investing activities		(3,439)	(2,526)	880	(5,965)	(3,136)

		Quarters			First half
(unaudited, in USD million)	Note	Q2 2026	Q1 2026	Q2 2025	2026	2025

New finance debt		—	—	2,135	—	3,642
Repayment of finance debt		(873)	(778)	(1,255)	(1,651)	(1,255)
Repayment of lease liabilities		(429)	(399)	(379)	(828)	(743)
Dividends paid		(971)	(920)	(1,024)	(1,891)	(2,935)
Share buy-back		(83)	(271)	(265)	(354)	(815)
Net current finance debt and other financing activities		(1,547)	553	(691)	(995)	(3,003)

Cash flows provided by/(used in) financing activities		(3,903)	(1,816)	(1,480)	(5,719)	(5,109)

Net increase/(decrease) in cash and cash equivalents		2,128	871	1,878	2,999	3,274

Effect of exchange rate changes in cash and cash equivalents		14	13	191	27	261
Cash and cash equivalents at the beginning of the period		5,920	5,036	7,368	5,036	5,903

Cash and cash equivalents at the end of the period		8,062	5,920	9,437	8,062	9,437

Equinor second quarter 2026

24	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1. Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA
and its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the second quarter of 2026 were authorised for issue
by the board of directors on 21 July 2026.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim
financial statements do not include all the
information and disclosures required by IFRS®
Accounting Standards for a complete set of financial
statements and should be read in conjunction with
the Consolidated annual financial statements for
2025. IFRS Accounting Standards as adopted by the
EU differs in certain respects from IFRS Accounting
Standards as issued by the IASB, however the
differences do not impact Equinor's financial
statements for the periods presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
The accounting policies applied in the preparation of
the condensed interim financial statements are
consistent with those applied in the preparation of
Equinor’s consolidated annual financial statements
as at, and for the year ended, 31 December 2025.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2025. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2025.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January
2026, that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2025.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2026 have had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations
issued but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets,
liabilities, income and expenses. The estimates and
associated assumptions are reviewed on an on-
going basis and are based on historical experience
and various other factors that are believed to be
reasonable under the circumstances. These
estimates and assumptions form the basis for
making judgments about carrying values of assets
and liabilities that are not readily apparent from other
sources. Actual results may differ from these
estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2025 for more information about
accounting judgement and key sources of estimation
uncertainty.
Equinor second quarter 2026

25	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2. Segments
Equinor’s operations are organised into business areas
and followed up through operating segments in order to
effectively manage and execute our strategy, including
the ability to measure the progress of the business
against its strategic goals. The operating segments are
defined based on the components of Equinor that are
regularly reviewed by the chief operating decision maker,
Equinor's Chief Executive Officer (CEO).
With effect from the first quarter 2026, the Power
business area (PWR) is presented as a reportable
segment in Equinor’s financial statements. PWR is
responsible for all power activities, including the activities formerly included in Renewables (REN), flexible power
assets transferred from the business area Marketing,
Midstream and Processing (MMP), as well as Danske
Commodities’ power trading business, formerly included
in MMP. Restated historical figures are shown in the
tables following the comparative quarterly segment
tables.
The following reportable segments correspond to the
operating segments: Exploration & Production Norway
(E&P Norway), Exploration & Production International
(E&P International), Exploration & Production USA (E&P
USA), Marketing, Midstream & Processing (MMP) and
Power (PWR). Based on materiality considerations, the
remaining business areas Projects, Drilling &
Procurement (PDP) and Technology, Digital & Innovation
(TDI), as well as Corporate staff and functions, are
aggregated into the reportable segment Other. The
majority of the costs in PDP and TDI is allocated to the
three Exploration & Production segments, MMP and
PWR.
The accounting policies of the reporting segments are
consistent with those described in these Consolidated
financial statements, except for the following:
movements related to changes in asset retirement
obligations are excluded from the line item Additions to
PP&E, intangibles and Equity accounted investments,
and provisions for onerous contracts reflect only
obligations towards group external parties. The
measurement basis of segment profit is net operating
income/(loss). Deferred tax assets, pension assets, non-
current financial assets, total current assets and total
liabilities are not allocated to the segments. Transactions
between the segments, mainly from the sale of crude oil,
gas, and related products, are performed at defined
internal prices which have been derived from market
prices. The transactions are eliminated upon
consolidation.
Equinor second quarter 2026

26	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Second quarter 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	89	203	77	33,479	656	20	—	34,523
Revenues and other income inter-segment	11,979	1,384	1,297	9	25	10	(14,705)	—
Net income/(loss) from equity accounted investments	—	94	—	(2)	44	(7)	—	130
Other income	2	521	—	—	—	1	—	524
Total revenues and other income	12,070	2,202	1,374	33,487	725	25	(14,705)	35,177
Purchases [net of inventory variation]	—	78	—	(30,576)	(574)	—	15,138	(15,933)
Operating, selling, general and administrative expenses	(1,139)	(565)	(270)	(1,380)	(131)	3	138	(3,343)
Depreciation and amortisation	(1,648)	(284)	(359)	(243)	(15)	(43)	—	(2,591)
Net impairment (losses)/reversals	—	—	—	(128)	—	—	—	(128)
Exploration expenses	(96)	(67)	(25)	—	—	—	—	(189)
Total operating expenses	(2,882)	(838)	(654)	(32,326)	(720)	(39)	15,276	(22,184)
Net operating income/(loss)	9,187	1,363	720	1,161	5	(15)	572	12,993
Additions to PP&E, intangibles and equity accounted investments	1,901	440	366	262	588	19	—	3,574

Balance sheet information
Equity accounted investments	5	5,277	—	300	2,408	201	—	8,191
Non-current segment assets	32,983	13,198	11,738	4,249	5,920	834	—	68,923
Non-current assets not allocated to segments								18,353
Total non-current assets								95,467
Equinor second quarter 2026

27	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First quarter 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	88	183	69	26,644	795	36	—	27,816
Revenues and other income inter-segment	10,353	1,411	1,314	2	29	10	(13,119)	—
Net income/(loss) from equity accounted investments	—	(91)	—	38	34	(2)	—	(21)
Other income	34	1	—	—	—	13	—	48
Total revenues and other income	10,475	1,504	1,383	26,684	859	57	(13,119)	27,843
Purchases [net of inventory variation]	(1)	(60)	—	(24,385)	(721)	—	12,203	(12,964)
Operating, selling, general and administrative expenses	(1,092)	(507)	(281)	(1,515)	(133)	(88)	193	(3,423)
Depreciation and amortisation	(1,575)	(285)	(352)	(254)	(13)	(42)	—	(2,520)
Net impairment (losses)/reversals	—	—	—	—	—	—	—	—
Exploration expenses	(111)	(37)	(5)	—	—	—	—	(152)
Total operating expenses	(2,779)	(888)	(638)	(26,154)	(866)	(130)	12,396	(19,059)
Net operating income/(loss)	7,696	616	745	530	(7)	(72)	(723)	8,784
Additions to PP&E, intangibles and equity accounted investments	1,863	743	243	707	679	41	—	4,275

Equinor second quarter 2026

28	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Second quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	75	155	61	24,423	394	23	—	25,130
Revenues and other income inter-segment	8,165	1,191	980	17	13	8	(10,374)	—
Net income/(loss) from equity accounted investments	—	—	—	2	8	(1)	—	9
Other income	(4)	2	—	—	9	—	—	6
Total revenues and other income	8,236	1,348	1,040	24,441	424	31	(10,374)	25,145
Purchases [net of inventory variation]	1	(67)	—	(22,716)	(338)	—	10,383	(12,739)
Operating, selling, general and administrative expenses	(1,077)	(504)	(306)	(1,149)	(134)	(33)	121	(3,081)
Depreciation and amortisation	(1,338)	(310)	(536)	(231)	(14)	(38)	—	(2,466)
Net impairment (losses)/reversals	—	—	—	—	(955)	—	—	(955)
Exploration expenses	(115)	(51)	(16)	—	—	—	—	(183)
Total operating expenses	(2,530)	(932)	(858)	(24,096)	(1,441)	(70)	10,504	(19,424)
Net operating income/(loss)	5,706	415	183	345	(1,018)	(40)	130	5,721
Additions to PP&E, intangibles and equity accounted investments	1,674	622	294	254	718	15	—	3,577
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor second quarter 2026

29	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First half 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	177	386	146	60,123	1,451	56	—	62,339
Revenues and other income inter-segment	22,332	2,794	2,611	11	55	20	(27,823)	—
Net income/(loss) from equity accounted investments	—	3	—	36	78	(9)	—	109
Other income	36	521	—	—	—	14	—	572
Total revenues and other income	22,544	3,705	2,757	60,170	1,584	82	(27,823)	63,020
Purchases [net of inventory variation]	(1)	18	—	(54,960)	(1,295)	—	27,341	(28,897)
Operating, selling, general and administrative expenses	(2,231)	(1,072)	(551)	(2,895)	(263)	(85)	331	(6,767)
Depreciation and amortisation	(3,223)	(569)	(711)	(497)	(28)	(84)	—	(5,111)
Net impairment (losses)/reversals	—	—	—	(128)	—	—	—	(128)
Exploration expenses	(206)	(104)	(31)	—	—	—	—	(341)
Total operating expenses	(5,661)	(1,726)	(1,293)	(58,480)	(1,586)	(169)	27,672	(41,244)
Net operating income/(loss)	16,883	1,979	1,465	1,690	(2)	(87)	(152)	21,776
Additions to PP&E, intangibles and equity accounted investments	3,764	1,182	609	969	1,266	60	—	7,849
Equinor second quarter 2026

30	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First half 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	133	308	124	52,796	1,106	48	—	54,514
Revenues and other income inter-segment	17,649	2,555	2,113	25	23	16	(22,381)	—
Net income/(loss) from equity accounted investments	—	—	—	8	15	(1)	—	22
Other income	506	56	—	1	(35)	2	—	530
Total revenues and other income	18,288	2,919	2,237	52,830	1,108	64	(22,381)	55,066
Purchases [net of inventory variation]	—	(65)	—	(49,466)	(996)	—	22,345	(28,182)
Operating, selling, general and administrative expenses	(1,968)	(1,071)	(617)	(2,471)	(272)	(83)	234	(6,247)
Depreciation and amortisation	(2,465)	(705)	(906)	(457)	(23)	(75)	—	(4,631)
Net impairment (losses)/reversals	—	—	—	—	(1,100)	—	—	(1,100)
Exploration expenses	(206)	(84)	(21)	—	—	—	—	(310)
Total operating expenses	(4,639)	(1,924)	(1,543)	(52,394)	(2,392)	(158)	22,579	(40,471)
Net operating income/(loss)	13,650	995	694	436	(1,283)	(94)	198	14,595
Additions to PP&E, intangibles and equity accounted investments	4,083	1,383	601	461	1,499	45	—	8,073

1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor second quarter 2026

31	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Income statement and balance sheet information by segment (in USD million)	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	29,066	18	28,372	712	24,795	22	24,423	394	53,861	40	52,796	1,106	25,719	16	25,171	563	79,579	56	77,967	1,669
Revenues and other income inter-segment	13	5	8	10	25	5	17	13	38	10	25	23	28	11	24	16	66	22	49	38
Net income/(loss) from equity accounted investments	(9)	22	6	7	(21)	31	2	8	(30)	53	8	15	(1)	(9)	12	(22)	(31)	44	20	(7)
Other income	1	(44)	1	(44)	—	9	—	9	1	(35)	1	(35)	8	15	8	15	9	(20)	9	(20)
Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680
Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)
Operating, selling, general and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)
Depreciation and amortisation	(227)	(8)	(226)	(9)	(232)	(12)	(231)	(14)	(460)	(21)	(457)	(23)	(217)	(13)	(215)	(14)	(676)	(33)	(673)	(37)
Net impairment (losses)/reversals	—	(145)	—	(145)	—	(955)	—	(955)	—	(1,100)	—	(1,100)	283	(3)	283	(3)	283	(1,103)	283	(1,103)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(28,987)	(260)	(28,297)	(950)	(24,469)	(1,069)	(24,096)	(1,441)	(53,456)	(1,329)	(52,394)	(2,392)	(25,244)	(92)	(24,698)	(638)	(78,701)	(1,421)	(77,092)	(3,030)
Net operating income/(loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)
Additions to PP&E, intangibles and equity accounted investments	207	780	207	780	254	718	254	718	461	1499	461	1499	307	773	307	773	768	2271	768	2271

Balance sheet information
Equity accounted investments	732	1,781	294	2,219	721	1,958	289	2,390	721	1,958	289	2,390	714	1,933	303	2,345	714	1,933	303	2,344
Non-current segment assets	3,364	3,627	3,364	3,627	3,530	3,639	3,530	3,639	3,530	3,639	3,530	3,639	3,825	4,487	3,825	4,487	3,825	4,487	3,825	4,487
Equinor second quarter 2026

32	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Income statement and balance sheet information by segment (in USD million)	Q4 2025				Full year 2025				Full year 2024
	As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	24,961	17	24,041	936	104,540	73	102,008	2,605	101,208	72	98,851	2,429
Revenues and other income inter-segment	222	9	(80)	311	288	31	(31)	349	507	20	284	244
Net income/(loss) from equity accounted investments	(30)	55	(18)	43	(61)	99	2	36	(59)	100	(15)	56
Other income	(7)	9	(7)	9	2	(10)	2	(10)	136	124	136	124
Total revenues and other income	25,146	90	23,937	1,299	104,769	192	101,981	2,980	101,792	317	99,255	2,853
Purchases [net of inventory variation]	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)	(92,789)	—	(90,515)	(2,274)
Operating, selling, general and administrative expenses	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(544)	(4,919)	(687)	(4,815)	(791)
Depreciation and amortisation	(243)	(14)	(241)	(16)	(919)	(47)	(913)	(53)	(949)	(34)	(945)	(38)
Net impairment (losses)/reversals	—	(252)	—	(252)	283	(1,355)	283	(1,355)	191	(271)	191	(271)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(24,368)	(385)	(23,159)	(1,594)	(103,069)	(1,806)	(100,251)	(4,624)	(98,466)	(993)	(96,084)	(3,375)
Net operating income/(loss)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)	3,326	(676)	3,172	(522)
Additions to PP&E, intangibles and equity accounted investments	374	565	374	565	1142	2837	1142	2837	953	2153	940	2166

Balance sheet information
Equity accounted investments	693	2,039	302	2,430	693	2,039	302	2,430	768	1,530	322	1,975
Non-current segment assets	3,899	4,772	3,899	4,772	3,899	4,772	3,899	4,772	3,259	3,138	3,259	3,138
1 Increase is mainly due to weakening of USD versus NOK.
2 Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.
Equinor second quarter 2026

33	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 30 June	At 31 December
(in USD million)	2026	2025
Norway[1]	37,097	35,932
USA	17,454	16,472
Brazil	10,974	10,234
UK	7,103	7,349
Angola	1,252	1,248
Poland	1,022	1,088
Canada	932	1,015
Denmark	750	768
Germany	281	301
Sweden	203	214
Other	47	1,074
Total non-current assets[2]	77,114	75,695
Note 3. Acquisitions and disposals
Disposals
Divestment of onshore assets in Argentina
On 7 May 2026, Equinor closed a transaction with Vista Energy to divest its full onshore position in Argentina’s
Vaca Muerta basin. The transaction included Equinor’s 30% non-operated interest in Bandurria Sur and its 50%
non-operated interest in Bajo del Toro. At closing, the fair value of the consideration amounted to USD 1,425 million, comprising USD 722 million in cash including interim period adjustments, USD 408 million in NYSE-listed
Vista Energy shares and contingent consideration linked to production volumes and oil prices over a five-year period. A gain before tax of USD 467 million has been recognised in the second quarter within the E&P
International segment and reported as Other Income in the Consolidated Statement of Income.
Held for sale
Sale of remaining interests in the Peregrino field in Brazil
Equinor has agreed to sell its remaining 20% interest in the Peregrino field. The sale is expected to be completed within 2026, subject to regulatory and legal approvals. As of 30 June 2026, assets held for sale amounted to USD
919 million, and liabilities directly associated with the assets held for sale amounted to USD 178 million. Peregrino is part of the E&P International segment.
Equinor second quarter 2026

34	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the second quarter of 2026 to the country of the legal entity executing the sale, Norway and the USA accounted for 81% and 17%, respectively (82%
and 14%, respectively, for the first quarter of 2026, and 75% and 22%, respectively, for the second quarter of
2025).
For the first half of 2026, Norway and the USA accounted for 81% and 16% of such revenues, respectively (76%
and 21%, respectively, for the first half of 2025). Revenues from contracts with customers mainly reflect such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues
	Quarters			First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	2026	2025
Crude oil	19,118	14,852	13,863	33,970	29,945
Natural gas	7,303	7,237	5,918	14,540	13,509
- European gas	6,026	5,561	4,874	11,587	11,240
- North American gas	444	1,074	477	1,518	1,029
- Other incl. Liquefied natural gas	833	602	568	1,435	1,240
Refined products	3,902	3,369	2,374	7,271	4,956
Natural gas liquids	2,414	1,844	1,825	4,259	3,849
Power	588	723	357	1,311	1,031
Transportation	360	305	323	665	625
Other sales	125	178	108	303	213
Revenues from contracts with customers	33,810	28,509	24,769	62,319	54,128
Total other revenues1)	713	(694)	361	20	387
Revenues	34,523	27,816	25,130	62,339	54,514
1)This item mainly relates to commodity derivatives, lease revenues and income recognised from paying taxes in kind with commodities.
Note 5. Financial items

	Quarters			First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	2026	2025
Interest income and other financial income	229	370	303	600	639
Interest expenses and other financial expenses	(435)	(433)	(351)	(868)	(676)
Net foreign currency exchange gains/(losses)	231	189	(177)	419	(201)
Gains/(losses) on financial investments	(132)	933	113	800	87
Gains/(losses) other derivative financial instruments	145	(99)	150	46	208
Net financial items	37	960	38	997	56
The gain on financial investments in the first half of 2026 was mainly driven by positive fair value adjustments of the Ørsted investment in the first quarter of 2026.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 June 2026, USD
0.5 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2025.
Equinor second quarter 2026

35	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

	Quarters			First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	2026	2025
Income/(loss) before tax	13,029	9,744	5,759	22,773	14,651
Income tax	(8,194)	(6,639)	(4,441)	(14,833)	(10,704)
Effective tax rate	62.9%	68.1%	77.1%	65.1%	73.1%
The effective tax rate of 62.9% for the second quarter of 2026 decreased compared to 77.1% in 2025. The decrease was mainly due to lower share of income from NCS, subject to the statutory tax rate of 78%. Effective reported tax rate of 65.1% for the first half of 2026, decreased compared to 73.1% in the first half of 2025, also due to the lower share of income from NCS.
Note 7. Capital distribution
Dividend for the second quarter 2026
On 21 July 2026, the board of directors resolved to declare a cash dividend for the second quarter of 2026 of USD
0.39 per share. The Equinor shares will trade ex-dividend 13 November 2026 on the Oslo Børs and 16 November for ADR holders on the New York Stock Exchange. Payment date will be 25 November 2026.
Share buy-back programme 2026
Based on the authorisation from the annual general meeting on 12 May 2026, the board of directors will, on a quarterly basis, decide on share buy-back tranches. On 16 June 2026, Equinor announced an intention to increase the share buy-back programme for 2026 by USD 1.5 billion to up to USD 3.0 billion, including shares to be redeemed from the Norwegian state.
In the first quarter of 2026, Equinor launched the first tranche of USD 375 million, of which USD 124 million was acquired in the market in first quarter. In May 2026, Equinor launched a second tranche of USD 375 million, including shares to be redeemed from the Norwegian state, and entered into an irrevocable agreement with a third party to purchase shares for USD 124 million in the market. Of this second tranche, shares for USD 83 million have been purchased in the market and settled as of 30 June 2026.
On 21 July 2026, the board of directors resolved to initiate a third share buy-back tranche of up to USD 1,125 million for 2026, including shares to be redeemed from the Norwegian state. This third tranche will start 23 July
2026 and end no later than 26 October 2026.
In order to maintain the Norwegian state’s ownership share in Equinor, a proportionate share of the second, third and fourth tranches of the 2025 programme as well as the first tranche of the 2026 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 12 May 2026. The liability to the Norwegian state of USD 3,052 million (NOK 28 billion) following the capital reduction has been recognised as reduction in shareholders’ equity and was settled in July 2026. A proportionate share of the second and third tranches of the
2026 programme will be redeemed and cancelled at the annual general meeting in May 2027.

	First half
Equity impact of share buy-back programmes (in USD million)	2026	2025
First tranche	124	397
Second tranche	124	418
Norwegian state share1)	3,052	4,141
Total	3,299	4,955
1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme
Equinor second quarter 2026

36	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8. Subsequent events
Suit for an annulment of Petrobras’ sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras’ sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. During the last years, court decisions that confirm Equinor’s position have been issued at the first and second court instance levels. The plaintiff still had the possibility of a narrower scope appeal. On 20
July 2026, Equinor received a confirmation that the plaintiff had not appealed within the deadline and the case is now closed with no material financial impact for Equinor.
Equinor second quarter 2026

37	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Responsibility statement
Today, the board of directors and the chief executive
officer have reviewed and approved the Equinor ASA
Condensed interim financial statements as of
30 June 2026.
Pursuant to the Norwegian Securities Trading Act
section 5-6 with pertaining regulation we confirm to
the best of our knowledge that:
•the Equinor ASA Condensed interim financial
statements for the first half of 2026 have been
prepared in accordance with IFRSs as adopted
by the European Union (EU), IFRSs as issued by
the International Accounting Standards Board
(IASB) and additional Norwegian disclosure
requirements in the Norwegian Accounting Act,
and that
•the Condensed interim financial statements give
a true and fair view of the assets, liabilities,
financial position and results of the company and
the group taken as a whole, and that
•the Condensed interim financial statements give
a fair view of important events that have occurred
during the first six months of the financial year
and their impact on the Condensed interim
financial statements, major related party
transactions and the principal risks and
uncertainties for the remaining six months of the
financial year.
Oslo, 21 July 2026

/s/ JARLE ROTH
CHAIR

/s/ ANNE DRINKWATER	/s/ FINN BJØRN RUYTER	/s/ HAAKON BRUUN-HANSSEN
DEPUTY CHAIR

/s/ MIKAEL KARLSSON	/s/ FERNANDA LOPES LARSEN	/s/ DAWN SUMMERS

/s/ HILDE MØLLERSTAD	/s/ FRANK INDRELAND GUNDERSEN	/s/ GEIR LEON VADHEIM

/s/ ANDERS OPEDAL
PRESIDENT AND CEO
Equinor second quarter 2026

38	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Equinor second quarter 2026

39	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Exchange rates

	Quarters			Change	First half			Full year	Change
Exchange rates	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change	2025	Q2 on FY
USD/NOK
Average daily rate	9.4240	9.7267	10.2974	(8%)	9.5803	10.7006	(10%)	10.3912	(9%)
Period-end rate	9.9267	9.7517	10.0977	(2%)	9.9267	10.0977	(2%)	10.0791	(2%)
EUR/USD
Average daily rate	1.1627	1.1702	1.1334	3%	1.1666	1.0897	7%	1.1277	3%
Period-end rate	1.1394	1.1498	1.1720	(3%)	1.1394	1.1720	(3%)	1.1750	(3%)
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Adjusted operating income is based on net
operating income/ (loss) and adjusts for certain items
affecting the income for the period to separate out
effects that management considers may not be well
correlated to Equinor’s underlying operational
performance in the individual reporting period.
Management believes adjusted operating income
provides an indication of Equinor’s underlying
operational performance and facilitates comparison
of operational trends between periods.
Adjusted operating income after tax equals
adjusted operating income less tax on adjusted
operating income. Tax on adjusted operating income
is computed by adjusting the income tax for tax
effects of adjustments made to net operating
income. The tax rate applied is the tax rate
applicable to each adjusting item and tax regime,
adjusted for certain foreign currency effects as well
as effects of specific changes to deferred tax assets.
Management believes adjusted operating income
after tax provides an indication of Equinor’s
underlying operational performance after tax and
facilitates comparisons of operational trends after tax
between periods as it reflects the tax charge
associated with operational performance excluding
the impact of financing. Tax on adjusted operating
income should not be considered indicative of the
amount of current or total tax expense (or taxes
payable) for the period.
Adjusted net income is based on net income/(loss)
and provides additional transparency to Equinor’s
underlying financial performance by also including
net financial items and the associated tax effects.
This measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to
specific adjustments related to net financial items
and related tax effects, as well as certain
adjustments to income tax as described below.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS) is
computed by dividing Adjusted net income by the
weighted average number of shares outstanding
during the period. Earnings per share is a metric that
is frequently used by investors, analysts and other
parties to assess a company's profitability per share.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
The non-GAAP financial measures presented above
are supplementary measures and should not be
viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per
share, which are the most directly comparable IFRS
Accounting Standards measures. The reconciliation
tables later in this report reconcile the above non-
GAAP measures to the most directly comparable
IFRS Accounting Standards measure or measures.
There are material limitations associated with the
above measures compared with the IFRS
Accounting Standards measures, as these non-
GAAP measures do not include all the items of
revenues/ gains or expenses/losses of Equinor that
are required to evaluate its profitability on an overall
basis. The non-GAAP measures are only intended to
be indicative of the underlying developments in
trends of our on-going operations.
Adjusted operating income adjusts for the
following items:
•Changes in fair value of derivatives:
In the ordinary course of business, Equinor
enters into commodity derivative contracts to
manage the price risk exposure relating to future
sale and purchase contracts. These commodity
derivatives are measured at fair value at each
reporting date, with the movements in fair value
recognised in the income statement. By contrast,
the related sale and purchase contracts are not
recognised until the transaction occurs resulting
in timing differences. Therefore, the unrealised
movements in the fair value of these commodity
derivative contracts are excluded from adjusted
operating income and deferred until the time of
the physical delivery to minimise the effect of
these timing differences. Further, embedded
derivatives within certain gas contracts and
contingent consideration related to historical
divestments are carried at fair value. Any
accounting impacts resulting from such changes
in fair value are also excluded from adjusted
operating income, as these fluctuations are not
indicative of the underlying performance of the
business.
•Periodisation of inventory hedging effect:
Equinor enters into derivative contracts to
manage price risk exposure relating to its
commercial storage. These derivative contracts
are carried at fair value while the inventories are
Equinor second quarter 2026

40	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
accounted for at the lower of cost or market
price. An adjustment is made to align the
valuation principles of inventories with related
derivative contracts. The adjusted valuation of
inventories is based on the forward price at the
expected realisation date. This is so that the
valuation principles between commercial
storages and derivative contracts are better
aligned.
•The operational storage is not hedged and is
not part of the trading portfolio. Cost of goods
sold is measured based on the FIFO (first-in,
first-out) method, and includes realised gains or
losses that arise due to changes in market
prices. These gains or losses will fluctuate from
one period to another and are not considered
part of the underlying operations for the period.
•Impairment and reversal of impairment are
excluded from adjusted operating income since
they affect the economics of an asset for the
lifetime of that asset, not only the period in which
it is impaired, or the impairment is reversed.
Impairment and reversal of impairment can
impact both the exploration expenses and the
depreciation, amortisation and net impairment
line items.
•Gain or loss from sales of assets is eliminated
from the measure since the gain or loss does not
give an indication of future performance or
periodic performance; such a gain or loss is
related to the cumulative value creation from the
time the asset is acquired until it is sold.
•Eliminations (Internal unrealised profit on
inventories): Volumes derived from equity oil
inventory vary depending on several factors and
inventory strategies, i.e., level of crude oil in
inventory, equity oil used in the refining process
and level of in-transit cargoes. Internal profit
related to volumes sold between entities within
the group, and still in inventory at period end, is
eliminated according to IFRS Accounting
Standards (write down to production cost). The
proportion of realised versus unrealised gain
fluctuates from one period to another due to
inventory strategies and consequently impact net
operating income/ (loss). Write-down to
production cost is not assessed to be a part of
the underlying operational performance, and
elimination of internal profit related to equity
volumes is excluded in adjusted operating
income.
•Other items of income and expense are
adjusted when the impacts on income in the
period are not reflective of Equinor’s underlying
operational performance in the reporting period.
Such items may be unusual or infrequent
transactions, but they may also include
transactions that are significant which would not
necessarily qualify as either unusual or
infrequent. However, other items adjusted do not
constitute normal, recurring income and
operating expenses for the company. Other items
are carefully assessed and can include
transactions such as provisions related to
reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when
the impacts on income in the period are unusual
or infrequent, and not reflective of Equinor’s
underlying operational performance in the
reporting period.
Adjusted net income incorporates the
adjustments above, as well as the following items
impacting net financial items:
•Changes in fair value of financial derivatives
used to hedge interest bearing instruments.
Equinor enters into financial derivative contracts
to manage interest rate risk on long term interest-
bearing liabilities including bonds and financial
loans. The financial derivative contracts (hedging
instruments) are measured at fair value at each
reporting date, with movements in fair value
recognised in the income statement. The long
term interest-bearing liabilities are measured at
amortised cost and not remeasured at fair value
at each reporting date. This creates
measurement differences and therefore the
movements in the fair value of these financial
derivative contracts and associated tax effects
are excluded from the calculation of adjusted net
income and deferred until the time the underlying
instrument is matured, exercised, or settled.
Management believes that this appropriately
reflects the economic effect of these risk
management activities in each period and
provides an indication of Equinor’s underlying
financial performance.
•Foreign currency gains/losses on positions
used to manage currency risk exposure
related to future payments in NOK and
foreign currency gains/losses on
intercompany bank balances. Foreign currency
gains/losses on positions used to manage
currency risk exposure (cash equivalents/
financial investments and related currency
derivatives where applicable), as well as
currency gains/losses on intercompany bank
balances are eliminated from adjusted net
income. The currency effects on intercompany
bank balances are mainly due to a large part of
Equinor’s operations having a functional currency
different from USD, and these effects are offset
within equity as other comprehensive income
arising on translation from functional currency to
presentation currency USD. These currency
effects increase volatility in financial
performance, which does not reflect Equinor’s
underlying financial performance. Management
believes that these adjustments remove periodic
fluctuations in Equinor’s adjusted net income.
Adjustments made to arrive at adjusted operating
income and adjusted net income listed above are
similarly applied to net income/(loss) from equity
accounted investments when relevant.
Adjustments to income tax and tax rate:
•Derecognition of deferred tax assets or
recognition of previously unrecognised
deferred tax assets. These changes are related
to taxable income in future reporting periods and
are not reflective of performance in the current
reporting period.
•Income tax effects arising only when
calculating income tax in the functional
currency USD. Certain group companies have
USD as functional currency, which is different
from the currency in which the taxable income is
measured (tax currency). Income tax effects
arising only when calculating income tax in the
functional currency USD, that are not part of the
tax calculation in the tax currency, are adjusted
for. Management believes this better aligns the
effective tax rate in functional currency with the
statutory tax rate in the period.
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented below: 1) net
debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted.
These calculations are based on 1) Equinor’s gross
interest-bearing financial liabilities as recorded in the
Consolidated balance sheet 2) Net interest-bearing
debt before adjustments, which excludes cash, cash
equivalents and current financial investments from
gross interest-bearing debt, and 3) net interest
bearing debt adjusted, including lease liabilities
which adjusts the above measure for other interest-
bearing elements.
The following adjustments are made in calculating
the net debt to capital employed adjusted, including
lease liabilities ratio and the net debt to capital
employed adjusted ratio: financial investments held
in Equinor Insurance AS (classified as Current
financial investments in the Consolidated balance
sheet) are treated as non-cash and excluded from
Equinor second quarter 2026

41	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
the calculation of these non-GAAP measures, as
these investments are not readily available for the
group to meet short term commitments. These
adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of
the net debt to capital employed ratio than would be
the case without such exclusions. Additionally, lease
liabilities are further excluded in calculating the net
debt to capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic
investments/capex) – Capital expenditures is defined
as Additions to PP&E, intangibles and equity
accounted investments, which excludes assets held
for sale, as presented in note 2 Segments to the
Condensed interim financial statements. Organic
capital expenditures are capital expenditures
excluding expenditures related to acquisitions,
leased assets and other investments with
significantly different cash flow patterns. Equinor
believes this measure gives stakeholders relevant
information to understand the company’s
investments in maintaining and developing its
assets. Forward-looking organic capital expenditures
included in this report are not reconcilable to its most
directly comparable IFRS Accounting Standards
measure without unreasonable efforts, because the
amounts excluded from such IFRS Accounting
Standards measure to determine organic capital
expenditures cannot be predicted with reasonable
certainty.
Cash flows from operations after taxes paid
(CFFO after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is
available for investing activities, debt servicing and
distribution to shareholders. Cash flows from
operations after taxes paid is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Cash flows from
operations after taxes paid is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Cash flows from
operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates.
Net cash flow before capital distribution - Net
cash flow before capital distribution represents, and
is used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards
and should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Net cash flow - Net cash flow represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Net cash flow
to its most directly comparable IFRS Accounting
Standards measure, Cash flows provided by
operating activities before taxes paid and working
capital items, as of the specified dates.
For more information on our definitions and use of
non-GAAP financial measures, see section 5.5 Use
and reconciliation of non-GAAP financial measures
in Equinor's 2025 Annual Report.
Equinor second quarter 2026

42	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	12,993	9,187	1,363	720	1,161	5	557

Total revenues and other income	35,177	12,070	2,202	1,374	33,487	725	(14,680)
Adjusting items	(1,154)	—	(521)	—	(598)	(35)	—
Changes in fair value of derivatives	(4)	—	—	—	31	(35)	—
Gain/loss on sale of assets	(467)	—	(467)	—	—	—	—
Other adjustments	(54)	—	(54)	—	—	—	—
Periodisation of inventory hedging effect	(629)	—	—	—	(629)	—	—
Adjusted total revenues and other income	34,023	12,070	1,681	1,374	32,888	691	(14,680)

Purchases [net of inventory variation]	(15,933)	—	78	—	(30,576)	(574)	15,138
Adjusting items	(387)	—	—	—	185	—	(572)
Eliminations	(572)	—	—	—	—	—	(572)
Operational storage effects	185	—	—	—	185	—	—
Adjusted purchases [net of inventory variation]	(16,320)	—	78	—	(30,391)	(574)	14,567

Operating and administrative expenses	(3,343)	(1,139)	(565)	(270)	(1,380)	(131)	141
Adjusting items	(98)	—	—	—	(98)	—	—
Other adjustments	8	—	—	—	8	—	—
Provisions	(106)	—	—	—	(106)	—	—
Adjusted operating and administrative expenses	(3,441)	(1,139)	(565)	(270)	(1,477)	(131)	141

Items impacting net operating income/(loss) in the second quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(2,719)	(1,648)	(284)	(359)	(371)	(15)	(43)
Adjusting items	128	—	—	—	128	—	—
Impairment	128	—	—	—	128	—	—
Adjusted depreciation, amortisation and net impairments	(2,591)	(1,648)	(284)	(359)	(243)	(15)	(43)

Exploration expenses	(189)	(96)	(67)	(25)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(189)	(96)	(67)	(25)	—	—	—

Sum of adjusting items	(1,511)	—	(521)	—	(384)	(35)	(572)
Adjusted operating income/(loss)	11,482	9,187	843	720	777	(30)	(15)
Tax on adjusted operating income	(8,047)	(7,100)	(354)	(163)	(433)	3	—
Adjusted operating income/(loss) after tax	3,435	2,087	489	557	344	(27)	(15)
Equinor second quarter 2026

43	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the second quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	5,721	5,706	415	183	345	(1,018)	90

Total revenues and other income	25,145	8,236	1,348	1,040	24,441	424	(10,343)
Adjusting items	(30)	—	—	—	(22)	(8)	—
Changes in fair value of derivatives	(4)	—	—	—	5	(9)	—
Gain/loss on sale of assets	(19)	—	—	—	—	(19)	—
Other adjustments	6	—	—	—	(15)	21	—
Periodisation of inventory hedging effect	(12)	—	—	—	(12)	—	—
Adjusted total revenues and other income	25,115	8,236	1,348	1,040	24,419	416	(10,343)

Purchases [net of inventory variation]	(12,739)	1	(67)	—	(22,716)	(338)	10,382
Adjusting items	(99)	—	—	—	31	—	(130)
Eliminations	(130)	—	—	—	—	—	(130)
Operational storage effects	31	—	—	—	31	—	—
Adjusted purchases [net of inventory variation]	(12,838)	1	(67)	—	(22,685)	(338)	10,252

Operating and administrative expenses	(3,081)	(1,077)	(504)	(306)	(1,149)	(134)	89
Adjusting items	(13)	—	14	—	(17)	(10)	—
Gain/loss on sale of assets	15	—	14	—	—	1	—
Provisions	(28)	—	—	—	(17)	(12)	—
Adjusted operating and administrative expenses	(3,094)	(1,077)	(490)	(306)	(1,166)	(144)	89

Items impacting net operating income/(loss) in the second quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(3,422)	(1,338)	(310)	(536)	(231)	(969)	(38)
Adjusting items	955	—	—	—	—	955	—
Impairment	955	—	—	—	—	955	—
Adjusted depreciation, amortisation and net impairments	(2,466)	(1,338)	(310)	(536)	(231)	(14)	(38)

Exploration expenses	(183)	(115)	(51)	(16)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(183)	(115)	(51)	(16)	—	—	—

Sum of adjusting items	813	—	14	—	(8)	938	(130)
Adjusted operating income/(loss)	6,535	5,706	429	183	337	(80)	(40)
Tax on adjusted operating income	(4,793)	(4,461)	(138)	(41)	(248)	63	33
Adjusted operating income/(loss) after tax	1,741	1,244	291	141	89	(17)	(7)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2
Segments and the tables below.
Equinor second quarter 2026

44	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	8,784	7,696	616	745	530	(7)	(795)

Total revenues and other income	27,843	10,475	1,504	1,383	26,684	859	(13,061)
Adjusting items	560	—	—	—	559	1	—
Changes in fair value of derivatives	(185)	—	—	—	(189)	4	—
Gain/loss on sale of assets	(3)	—	—	—	—	(3)	—
Other adjustments	(36)	—	—	—	(36)	—	—
Periodisation of inventory hedging effect	784	—	—	—	784	—	—
Adjusted total revenues and other income	28,403	10,475	1,504	1,383	27,243	860	(13,061)

Purchases [net of inventory variation]	(12,964)	(1)	(60)	—	(24,385)	(721)	12,203
Adjusting items	435	—	—	—	(288)	—	723
Eliminations	723	—	—	—	—	—	723
Operational storage effects	(288)	—	—	—	(288)	—	—
Adjusted purchases [net of inventory variation]	(12,528)	(1)	(60)	—	(24,673)	(721)	12,926

Operating and administrative expenses	(3,423)	(1,092)	(507)	(281)	(1,515)	(133)	105
Adjusting items	(9)	—	—	—	(14)	5	—
Other adjustments	5	—	—	—	—	5	—
Provisions	(14)	—	—	—	(14)	—	—
Adjusted operating and administrative expenses	(3,432)	(1,092)	(507)	(281)	(1,530)	(127)	105

Items impacting net operating income/(loss) in the first quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(2,520)	(1,575)	(285)	(352)	(254)	(13)	(42)
Adjusting items	—	—	—	—	—	—	—
Adjusted depreciation, amortisation and net impairments	(2,520)	(1,575)	(285)	(352)	(254)	(13)	(42)

Exploration expenses	(152)	(111)	(37)	(5)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(152)	(111)	(37)	(5)	—	—	—

Sum of adjusting items	986	—	—	—	257	6	723
Adjusted operating income/(loss)	9,770	7,696	616	745	787	(1)	(72)
Tax on adjusted operating income	(6,908)	(6,002)	(316)	(179)	(437)	2	26
Adjusted operating income/(loss) after tax	2,862	1,693	299	566	349	1	(47)
Equinor second quarter 2026

45	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first half of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	21,776	16,883	1,979	1,465	1,690	(2)	(238)

Total revenues and other income	63,020	22,544	3,705	2,757	60,170	1,584	(27,741)
Adjusting items	(594)	—	(521)	—	(40)	(34)	—
Changes in fair value of derivatives	(188)	—	—	—	(158)	(30)	—
Gain/loss on sale of assets	(470)	—	(467)	—	—	(3)	—
Other adjustments	(90)	—	(54)	—	(36)	—	—
Periodisation of inventory hedging effect	155	—	—	—	155	—	—
Adjusted total revenues and other income	62,426	22,544	3,185	2,757	60,131	1,550	(27,741)

Purchases [net of inventory variation]	(28,897)	(1)	18	—	(54,960)	(1,295)	27,341
Adjusting items	48	—	—	—	(103)	—	152
Eliminations	152	—	—	—	—	—	152
Operational storage effects	(103)	—	—	—	(103)	—	—
Adjusted purchases [net of inventory variation]	(28,849)	(1)	18	—	(55,063)	(1,295)	27,493

Operating and administrative expenses	(6,767)	(2,231)	(1,072)	(551)	(2,895)	(263)	246
Adjusting items	(107)	—	—	—	(112)	5	—
Other adjustments	13	—	—	—	8	5	—
Provisions	(120)	—	—	—	(120)	—	—
Adjusted operating and administrative expenses	(6,873)	(2,231)	(1,072)	(551)	(3,007)	(258)	246

Items impacting net operating income/(loss) in the first half of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(5,239)	(3,223)	(569)	(711)	(624)	(28)	(84)
Adjusting items	128	—	—	—	128	—	—
Impairment	128	—	—	—	128	—	—
Adjusted depreciation, amortisation and net impairments	(5,111)	(3,223)	(569)	(711)	(497)	(28)	(84)

Exploration expenses	(341)	(206)	(104)	(31)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(341)	(206)	(104)	(31)	—	—	—

Sum of adjusting items	(524)	—	(521)	—	(127)	(28)	152
Adjusted operating income/(loss)	21,252	16,883	1,458	1,465	1,564	(31)	(87)
Tax on adjusted operating income	(14,954)	(13,103)	(670)	(342)	(870)	5	26
Adjusted operating income/(loss) after tax	6,298	3,780	788	1,122	693	(25)	(61)
Equinor second quarter 2026

46	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first half of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	14,595	13,650	995	694	436	(1,283)	104

Total revenues and other income	55,066	18,288	2,919	2,237	52,830	1,108	(22,316)
Adjusting items	(353)	(491)	(49)	—	139	48	—
Changes in fair value of derivatives	109	—	—	—	109	(1)	—
Gain/loss on sale of assets	(469)	(491)	—	—	(1)	23	—
Other adjustments	(39)	—	(49)	—	(15)	25	—
Periodisation of inventory hedging effect	46	—	—	—	46	—	—
Adjusted total revenues and other income	54,713	17,797	2,870	2,237	52,968	1,156	(22,316)

Purchases [net of inventory variation]	(28,182)	—	(65)	—	(49,466)	(996)	22,344
Adjusting items	(173)	—	—	—	25	—	(198)
Eliminations	(198)	—	—	—	—	—	(198)
Operational storage effects	25	—	—	—	25	—	—
Adjusted purchases [net of inventory variation]	(28,355)	—	(65)	—	(49,441)	(996)	22,146

Operating and administrative expenses	(6,247)	(1,968)	(1,071)	(617)	(2,471)	(272)	151
Adjusting items	10	—	14	—	(12)	8	—
Gain/loss on sale of assets	15	—	14	—	—	1	—
Other adjustments	7	—	—	—	—	7	—
Provisions	(12)	—	—	—	(12)	—	—
Adjusted operating and administrative expenses	(6,237)	(1,968)	(1,057)	(617)	(2,482)	(264)	151

Items impacting net operating income/(loss) in the first half of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(5,731)	(2,465)	(705)	(906)	(457)	(1,123)	(75)
Adjusting items	1,101	—	—	—	—	1,101	—
Impairment	1,101	—	—	—	—	1,101	—
Adjusted depreciation, amortisation and net impairments	(4,630)	(2,465)	(705)	(906)	(457)	(22)	(75)

Exploration expenses	(310)	(206)	(84)	(21)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(310)	(206)	(84)	(21)	—	—	—

Sum of adjusting items	585	(491)	(35)	—	152	1,157	(198)
Adjusted operating income/(loss)	15,180	13,158	960	694	588	(126)	(94)
Tax on adjusted operating income	(11,194)	(10,250)	(555)	(159)	(401)	125	46
Adjusted operating income/(loss) after tax	3,986	2,908	404	535	188	(1)	(48)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2
Segments and the tables below.
Equinor second quarter 2026

47	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power

Net operating income/(loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)

Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680	25,146	90	23,937	1,299	104,769	192	101,981	2,980
Adjusting items	170	47	161	55	(11)	(19)	(22)	(8)	159	27	139	48	18	(5)	18	(5)	178	22	157	43	(102)	7	(109)	14	76	29	48	57
Changes in fair value of derivatives	113	—	104	9	(4)	—	5	(9)	109	—	109	(1)	51	—	51	—	159	—	160	(1)	(111)	—	(111)	—	49	—	49	(1)
Gain/loss on sale of assets	(1)	43	(1)	43	—	(19)	—	(19)	(1)	23	(1)	23	—	(5)	—	(5)	(1)	18	(1)	18			—	—	(1)	18	(1)	18
Other adjustments	—	4	—	4	6	—	(15)	21	6	4	(15)	25	(19)	—	(19)	—	(13)	4	(34)	25	36	15	28	22	22	19	(6)	47
Periodisation of inventory hedging effect	58	—	58	—	(12)	—	(12)	—	46	—	46	—	(13)	—	(13)	—	32	—	32	—	(27)	—	(27)	—	6	—	6	—
Provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	(8)	—	(8)	—	(8)
Adjusted total revenues and other income	29,241	48	28,549	740	24,787	48	24,419	416	54,029	96	52,968	1,156	25,772	29	25,233	567	79,800	124	78,202	1,723	25,044	97	23,828	1,313	104,845	221	102,029	3,037

Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)
Adjusting items	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Operational storage effects	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Adjusted purchases [net of inventory variation]	(27,413)	—	(26,756)	(658)	(23,023)	—	(22,685)	(338)	(50,437)	—	(49,441)	(996)	(23,985)	(7)	(23,473)	(519)	(74,422)	(7)	(72,913)	(1,515)	(22,756)	(1)	(21,601)	(1,156)	(97,178)	(8)	(94,515)	(2,671)

Equinor second quarter 2026

48	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power
Operating and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(545)
Adjusting items	5	18	5	18	(17)	(10)	(17)	(10)	(12)	8	(12)	8	53	(3)	53	(3)	41	5	41	5	(35)	10	(35)	10	6	14	6	14
Gain/loss on sale of assets	—	—	—	—	—	1	—	1	—	1	—	1	—	—	—	—	—	1	—	2	—	7	—	7	—	9	—	9
Other adjustments	—	6	—	6	—	—	—	—	—	7	—	7	—	(4)	—	(4)	—	3	—	3	—	3	—	3	—	6	—	6
Provisions	5	12	5	12	(17)	(12)	(17)	(12)	(12)	—	(12)	—	53	—	53	—	41	—	41	—	(35)	—	(35)	—	6	—	6	—
Adjusted operating and administrative expenses	(1,348)	(89)	(1,317)	(120)	(1,198)	(111)	(1,166)	(144)	(2,547)	(199)	(2,482)	(264)	(1,270)	(74)	(1,238)	(105)	(3,817)	(273)	(3,721)	(369)	(1,367)	(109)	(1,315)	(161)	(5,184)	(382)	(5,036)	(530)

Depreciation, amortisation and net impairments	(227)	(153)	(226)	(154)	(232)	(968)	(231)	(969)	(460)	(1,121)	(457)	(1,123)	67	(15)	68	(17)	(393)	(1,136)	(389)	(1,140)	(243)	(266)	(241)	(268)	(636)	(1,403)	(630)	(1,408)
Adjusting items	—	146	—	146	—	955	—	955	—	1,101	—	1,101	(283)	3	(283)	3	(283)	1,104	(283)	1,104	—	252	—	252	(283)	1,356	(283)	1,356
Impairment	—	146	—	146	—	955	—	955	—	1,101	—	1,101	15	—	15	—	15	1,101	15	1,101	—	252	—	252	15	1,354	15	1,354
Other adjustments			—	—			—	—	—	—	—	—	—	3	—	3	—	3	—	3			—	—	—	3	—	3
Reversal of impairment			—	—			—	—	—	—	—	—	(299)	—	(299)	—	(299)	—	(299)	—			—	—	(299)	—	(299)	—
Adjusted depreciation, amortisation and net impairments	(227)	(7)	(226)	(8)	(232)	(12)	(231)	(14)	(460)	(20)	(457)	(22)	(217)	(13)	(215)	(14)	(676)	(32)	(673)	(36)	(243)	(14)	(241)	(16)	(919)	(46)	(913)	(52)

Sum of adjusting items	169	210	160	219	4	926	(8)	938	173	1,137	152	1,157	(209)	(6)	(210)	(6)	(37)	1,131	(57)	1,152	(100)	269	(107)	276	(137)	1,400	(165)	1,428
Adjusted operating income/(loss)	253	(48)	251	(46)	333	(75)	337	(80)	586	(124)	588	(126)	299	(64)	307	(72)	885	(188)	895	(198)	678	(26)	670	(19)	1,563	(214)	1,565	(216)
Tax on adjusted operating income	(153)	63	(153)	63	(189)	3	(248)	63	(341)	66	(401)	125	(172)	6	(112)	(55)	(513)	72	(512)	71	(489)	(21)	(486)	(24)	(1,003)	51	(998)	47
Adjusted operating income/(loss) after tax	101	15	99	16	144	(72)	89	(17)	245	(58)	188	(1)	127	(58)	195	(126)	372	(116)	383	(127)	189	(47)	184	(43)	561	(163)	567	(170)
Equinor second quarter 2026

49	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income after tax by reporting segment

					Quarters
		Q2 2026			Q1 2026			Q2 2025
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway	9,187	(7,100)	2,087	7,696	(6,002)	1,693	5,706	(4,461)	1,244
E&P International	843	(354)	489	616	(316)	299	429	(138)	291
E&P USA	720	(163)	557	745	(179)	566	183	(41)	141
MMP1)	777	(433)	344	787	(437)	349	337	(248)	89
Power1)	(30)	3	(27)	(1)	2	1	(80)	63	(17)
Other	(15)	—	(15)	(72)	26	(47)	(40)	33	(7)
Equinor group	11,482	(8,047)	3,435	9,770	(6,908)	2,862	6,535	(4,793)	1,741
Effective tax rates on adjusted operating income			70.1%			70.7%			73.4%

				First half 2026			First half 2025
(in USD million)				Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway				16,883	(13,103)	3,780	13,158	(10,250)	2,908
E&P International				1,458	(670)	788	960	(555)	404
E&P USA				1,465	(342)	1,122	694	(159)	535
MMP1)				1,564	(870)	693	588	(401)	188
Power1)				(31)	5	(25)	(126)	125	(1)
Other				(87)	26	(61)	(94)	46	(48)
Equinor group				21,252	(14,954)	6,298	15,180	(11,194)	3,986
Effective tax rates on adjusted operating income						70.4%			73.7%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.

Equinor second quarter 2026

50	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q1 2025			Q2 2025			First half 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	253	(153)	101	333	(189)	144	586	(341)	245
	REN	(48)	63	15	(75)	3	(72)	(124)	66	(58)
Restated	MMP	251	(153)	99	337	(248)	89	588	(401)	188
	Power	(46)	63	16	(80)	63	(17)	(126)	125	(1)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q3 2025			First nine months 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	299	(172)	127	885	(513)	372
	REN	(64)	6	(58)	(188)	72	(116)
Restated	MMP	307	(112)	195	895	(512)	383
	Power	(72)	(55)	(126)	(198)	71	(127)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q4 2025			Full year 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	678	(489)	189	1,563	(1,003)	561
	REN	(26)	(21)	(47)	(214)	51	(163)
Restated	MMP	670	(486)	184	1,565	(998)	567
	Power	(19)	(24)	(43)	(216)	47	(170)
Equinor second quarter 2026

51	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

		Quarters			First half
(in USD million)		Q2 2026	Q1 2026	Q2 2025	2026	2025
Net operating income/(loss)	A	12,993	8,784	5,721	21,776	14,595
Income tax	B1	8,194	6,639	4,441	14,833	10,704
Tax on net financial items	B2	(71)	95	(2)	24	236
Income tax less tax on net financial items	B = B1 - B2	8,265	6,544	4,443	14,809	10,468
Net operating income after tax	C = A - B	4,728	2,239	1,278	6,967	4,127
Items impacting net operating income/(loss)1)	D	(1,511)	986	813	(524)	585
Tax on items impacting net operating income/(loss)	E	218	(363)	(350)	(146)	(726)
Adjusted operating income after tax	F = C+D+E	3,435	2,862	1,741	6,298	3,986
Net financial items	G	37	960	38	997	56
Tax on net financial items	H	71	(95)	2	(24)	(236)
Net income/(loss)	I = C+G+H	4,836	3,105	1,317	7,940	3,947
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted operating income after tax to net income

		Quarters			First half
(in USD million)		Q2 2026	Q1 2026	Q2 2025	2026	2025
Net operating income/(loss)		12,993	8,784	5,721	21,776	14,595
Items impacting net operating income/(loss)1)	A	(1,511)	986	813	(524)	585
Adjusted operating income1)	B	11,482	9,770	6,535	21,252	15,180
Net financial items		37	960	38	997	56
Adjusting items	C	(350)	(10)	(144)	(360)	(392)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		(145)	99	(150)	(46)	(208)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		(205)	(109)	7	(314)	(185)
Adjusted net financial items	D	(313)	950	(106)	637	(336)
Income tax	E	(8,194)	(6,639)	(4,441)	(14,833)	(10,704)
Tax effect on adjusting items	F	250	(385)	(317)	(136)	(680)
Adjusted net income	G = B + D + E + F	3,225	3,695	1,670	6,920	3,460
Less:
Adjusting items	H = A + C	(1,860)	976	670	(884)	193
Tax effect on adjusting items		250	(385)	(317)	(136)	(680)
Net income/(loss)		4,836	3,105	1,317	7,940	3,947
Attributable to shareholders of the company	I	4,848	3,106	1,313	7,954	3,939
Attributable to non-controlling interests	J	(12)	(2)	5	(14)	8
Adjusted net income attributable to shareholders of the company	K = G - J	3,237	3,697	1,666	6,934	3,452
Weighted average number of ordinary shares outstanding (in millions)	L	2,431	2,496	2,622	2,463	2,670
Basic earnings per share (in USD)	M = I/L	1.99	1.24	0.50	3.23	1.48
Adjusted earnings per share (in USD)	N = K/L	1.33	1.48	0.64	2.81	1.29
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted net income to net income, including calculation of adjusted earnings per share
Equinor second quarter 2026

52	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted exploration expenses

	Quarters			Change	First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change
E&P Norway exploration expenditures	204	214	184	11%	419	351	19%
E&P International exploration expenditures	87	37	74	17%	124	106	17%
E&P USA exploration expenditures	25	5	13	93%	30	18	65%
Group exploration expenditures	317	256	272	16%	573	476	20%
Expensed, previously capitalised exploration expenditures	1	10	5	(80%)	11	6	73%
Capitalised share of current period's exploration activity	(129)	(114)	(95)	36%	(243)	(172)	41%
Impairment (reversal of impairment)	—	1	—	N/A	1	—	N/A
Exploration expenses according to IFRS	189	152	183	3%	341	310	10%
Items impacting net operating income/(loss)1)	—	—	—	N/A	—	—	N/A
Adjusted exploration expenses	189	152	183	3%	341	310	10%
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Equinor second quarter 2026

53	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change	First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change
Cash flows provided by operating activities before taxes paid and working capital items	14,752	10,291	9,167	61%	25,043	19,788	27%
Taxes paid	(7,075)	(4,272)	(7,229)	(2%)	(11,347)	(10,456)	9%
Cash flow from operations after taxes paid (CFFO after taxes paid)	7,677	6,019	1,938	>100%	13,696	9,332	47%

Net cash flow information	Quarters			Change	First half
(in USD million)	Q2 2026	Q1 2026	Q2 2025	Q2 on Q2	2026	2025	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	7,677	6,019	1,938	>100%	13,696	9,332	47%
(Cash used)/received in business combinations	—	—	—	(68%)	—	(26)	(100%)
Capital expenditures and investments	(2,872)	(3,116)	(3,401)	(16%)	(5,988)	(6,428)	(7%)
Net (increase)/decrease in strategic non-current financial investments1)	171	—	—	N/A	171	—	N/A
(Increase)/decrease in other interest-bearing items	(51)	(43)	(166)	(70%)	(94)	(45)	>100%
Proceeds from sale of assets and businesses	558	88	340	64%	646	424	52%
Net cash flow before capital distribution	5,484	2,947	(1,289)	N/A	8,431	3,257	>100%
Dividend paid	(971)	(920)	(1,024)	(5%)	(1,891)	(2,935)	(36%)
Share buy-back	(83)	(271)	(265)	(69%)	(354)	(815)	(57%)
Net cash flow	4,430	1,756	(2,579)	N/A	6,186	(493)	N/A

1) This line item includes the divestment of an 8.07% shareholding in Scatec ASA in the second quarter of 2026.
Equinor second quarter 2026

54	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

	Quarters			First half
(in USD billion)	Q2 2026	Q1 2026	Q2 2025	2026	2025
Additions to PP&E, intangibles and equity accounted investments	3.6	4.3	3.6	7.8	8.1
Less:
Acquisition-related additions	0.1	—	—	0.1	1.3
Right of use asset additions	0.2	1.2	0.2	1.4	0.4
Organic capital expenditures	3.4	3.0	3.4	6.4	6.4
Equinor second quarter 2026

55	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2026	2025
Calculation of capital employed*
Capital employed	A + B1	51,825	52,386
Capital employed adjusted, including lease liabilities	A + B2	52,141	52,674
Capital employed adjusted	A + B3	48,123	49,262
Calculated net debt to capital employed*
Net debt to capital employed	(B1) / (A+B1)	16.8%	22.7%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	17.3%	23.1%
Net debt to capital employed adjusted	(B3) / (A+B3)	10.4%	17.8%
1) Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2026	2025
Shareholders' equity		43,063	40,424
Non-controlling interests		69	74
Total equity	A	43,132	40,497
Current finance debt and lease liabilities		8,176	5,237
Non-current finance debt and lease liabilities		24,243	25,984
Gross interest-bearing debt	B	32,419	31,222
Cash and cash equivalents		8,062	5,036
Current financial investments		15,664	14,297
Cash and cash equivalents and financial investment	C	23,725	19,333
Net interest-bearing debt [8]	B1 = B - C	8,693	11,888
Other interest-bearing elements1)		316	288
Net interest-bearing debt adjusted including lease liabilities*	B2	9,009	12,176
Lease liabilities		4,018	3,412
Net interest-bearing debt adjusted*	B3	4,991	8,765
Equinor second quarter 2026

56	Forward-looking statements	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy",
"will", "guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-looking
statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions,
aims, ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
value creation and capital discipline; expectations and
ambitions regarding progress on the energy transition
plan; expectations regarding cash flow and returns
from Equinor’s oil and gas portfolio and renewables
and low carbon solutions portfolio; our expectations
and ambitions regarding operated emissions, annual
CO₂ storage, upstream CO₂ intensity and net carbon
intensity; plans to develop fields and projects;
expectations and ambitions regarding exploration
activities and production levels; aims, expectations
and plans for renewables production capacity and
power generation, CO2 transport and storage,
allocation of expenditures across the NCS, our
international oil and gas projects and our integrated
power business and the balance between oil and gas
and renewables production; our intention to optimise
and high-grade our portfolio; robustness of our
portfolio; contributions to energy security; break-even
considerations, targets and other metrics for
investment decisions; future worldwide economic
trends, market outlook and future economic
projections and assumptions, including commodity
price, currency and refinery assumptions;
expectations and ambitions regarding sales, trading
and market strategies; estimates of reserves and
expectations regarding discoveries; organic capital
expenditures* for 2026; expectations and estimates
regarding capacity, production, development,
performance and execution of fields and projects;
expectations and estimates regarding future
operational performance, including oil and gas and
renewable power production and growth; estimates
regarding tax payments; expectations and ambitions
regarding costs, including the ambition to keep unit of
production cost in the top quartile of our peer group;
scheduled maintenance activity and the effects
thereof on equity production; expectations regarding
completion and results of acquisitions, disposals, joint
ventures, partnerships and other strategic and
contractual arrangements; expectations regarding
distributions from joint ventures; ambitions regarding
capital distributions and expected amount and timing
of dividend payments and the implementation of our
share buy-back programme; projected impact of legal
claims against us; and provisions and contingent
liabilities. You should not place undue reliance on
these forward-looking statements. Our actual results
could differ materially from those anticipated in the
forward-looking statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause actual
results and developments to differ materially from
those expressed or implied by these forward-looking
statements, including levels of industry product
supply, demand and pricing, in particular in light of
significant price volatility for oil and natural gas;
geopolitical, social and/or political instability, including worsening trade relations and tariffs; unfavourable
macroeconomic conditions and inflationary pressures;
exchange rate and interest rate fluctuations; levels
and calculations of reserves and material differences
from reserves estimates; regulatory stability and
access to resources, including attractive low-carbon
opportunities; changes in market demand and supply
and policy support from governments for renewables;
inability to meet strategic objectives; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; the development and use of new technology;
failure to prevent or manage digital and cyber
disruptions to our information and operational
technology systems and those of third parties on
which we rely; operational problems, including cost
inflation in capital and operational expenditures;
unsuccessful drilling; availability of adequate
infrastructure at commercially viable prices; the
actions of field partners, commercial and strategic
partners and other third-parties; reputational damage;
the actions of competitors; failure to effectively deploy
new technologies or deficiencies in their
implementation; the actions of the Norwegian state as
majority shareholder and exercise of ownership by the
Norwegian state; changes or uncertainty in or non-
compliance with laws and governmental regulations,
conditions or requirements; inability to obtain relevant
approvals from governments and other parties for
activities and transactions; adverse changes in tax
regimes; the political and economic policies of Norway
and other oil/energy-producing countries; regulations
on low-carbon value chains; liquidity, interest rate,
equity and credit risks; risk of losses relating to trading
and commercial supply activities; an inability to attract
and retain personnel; ineffectiveness of crisis
management systems; inadequate insurance
coverage; health, safety and environmental risks;
physical security risks to personnel, assets,
infrastructure and operations from hostile or malicious
acts; failure to meet our ethical and social standards;
actual or perceived non-compliance with legal or
regulatory requirements; and other factors discussed
elsewhere in this report and in Equinor's Integrated
Annual Report for the year ended December 31, 2025
(including section 5.2 - Risk factors thereof). Equinor's
2025 Integrated Annual Report is available at
Equinor's website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no obligation
to update any of these statements after the date of
this report, either to make them conform to actual
results or changes in our expectations.
We use certain terms in this document, such as
"resource" and "resources", that the SEC's rules
prohibit us from including in our filings with the SEC.
U.S. investors are urged to closely consider the
disclosures in our Annual Report on Form 20-F for the
year ended December 31, 2025, SEC File No.
1-15200. This form is available on our website or by
calling 1-800-SEC-0330 or logging on to www.sec.gov
Equinor second quarter 2026

57	End notes	PRESS RELEASE	SECOND QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the
State's Direct Financial Interest). In addition,
Equinor sells the State's natural gas production
in its own name, but for the Norwegian state's
account and risk, and related expenditures are
refunded by the State.
3.Equity volumes represent Equinor’s
proportionate share of gross production based on
working interest ownership in a lease or unit.
Entitlement volumes differ from equity volumes
where operations are performed under
production sharing agreements (PSA) that
regulate Equinor’s entitlement to volumes, and in
the USA where entitlement production is
expressed net of royalty interests.
4.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
5.Liquids volumes include oil, condensate and
NGL, exclusive of royalty oil.
6.The group's average realised piped gas prices
include all realised piped gas sales, including
both physical sales and related paper positions.
7.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
8.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Photos:
Page 1 Einar Aslaksen
Pages 1, 2, 3, 4, 25 Ole Jørgen Bratland
Pages 6, 18 Colin Dobinson
Pages 7, 10, 20 Torstein Lund Eik
Page 12 Thomas Sola
Page 38 Øyvind Gravås
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
SIGNATURE - 6K FURNISHED
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 22 July 2026
By:       /s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer